Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders
and Management Proxy Circular
April 3, 2008

Dear Shareholders,

Please join us at our annual meeting of common shareholders at Hyatt Regency Hotel Calgary, 700 Centre Street South East, Calgary, Alberta on April 3, 2008 at 9:30 am (MDT).

This notice of meeting and management proxy circular describes the business to be conducted at the meeting, as well as provides information on executive compensation and corporate governance at the Bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp.

•	Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

John Thompson Chairman of the Board	Ed Clark President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, April 3, 2008
TIME:	9:30 a.m. (MDT)
PLACE:	Hyatt Regency Hotel Calgary 700 Centre Street South East Calgary, Alberta T2G 5P6

Purposes of the meeting:

1.	Receiving the financial statements for the year ended October 31, 2007, and the auditor’s report thereon;

2.	Electing directors;

3.	Appointing the auditor;

4.	Considering certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

5.	Transacting such other business as may properly be brought before the meeting.

On February 11, 2008 (the date for determining shareholders entitled to receive this notice), there were 720,037,888 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.
If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or voting instruction form. Registered shareholders should complete and sign the enclosed form of proxy and return it by facsimile as indicated on the form or in the envelope provided. Proxies must be received by the Bank’s transfer agent, CIBC Mellon Trust Company, by facsimile at (416) 368-2502 or by mail at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if delivered by hand at 320 Bay Street, Toronto, Ontario M5H 4A6, or by the Corporate Secretary of the Bank at P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, at least twenty-four hours prior to the meeting. Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. For more information about registered shareholders and non-registered shareholders, please see the section entitled “Voting Information” in the accompanying management proxy circular.

Toronto, February 21, 2008

By Order of the Board

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

Note: Shareholders wishing to have quarterly financial statements of the Bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports or registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. For shareholders wishing to access our quarterly reports to shareholders as soon as they are released, we post them on the Investor Relations section of our website on the day of release (www.td.com/investor/earnings.jsp).

Under the Bank Act, registered shareholders may cease to receive Annual Reports, containing our annual financial statements and annual MD&A, by marking the Annual Report waiver box at the bottom of the form of proxy. If you mark the Annual Report waiver box, you will not receive an Annual Report. If registered shareholders do not mark the box, Annual Reports will continue to be sent to them. If you previously elected not to receive Annual Reports and wish to resume their receipt, please contact the transfer agent of the Bank, CIBC Mellon Trust Company, at the address on the back cover.

WHAT’S INSIDE

Management Proxy Circular

All information in this management proxy circular is as of January 24, 2008, unless otherwise indicated. Additional information about the Bank is available on SEDAR at www.sedar.com, as well as on our website at www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?
Under the Bank Act (Canada), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?
You received this circular because management of The Toronto-Dominion Bank (the Bank) is soliciting proxies from you to be used at the annual meeting of common shareholders of the Bank to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this circular. This circular also provides a way for management of the Bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the Bank.
The Bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by officers and employees of the Bank. The Bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the Bank.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  1

HOW MANY VOTES DO I GET?
Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share of the Bank registered in your name on February 11, 2008.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?
On February 11, 2008 there were 720,037,888 outstanding common shares of the Bank which were, subject to applicable Bank Act restrictions, eligible to vote on each of the matters to be voted on at the meeting.
Under the Bank Act, the ownership by one person or entity of more than 10% of the common shares of the Bank is prohibited without approval in accordance with the provisions of the Bank Act. To the knowledge of the directors and executive officers of the Bank, no person owns or exercises control over more than 10% of the common shares of the Bank.
The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact TD Shareholder Relations as set out on the back cover.

HOW DO I VOTE?
You are a registered shareholder if your name appears on your share certificate or you hold your shares through direct registration in the United States. Registered shareholders eligible to vote can vote in person at the meeting. If you are eligible to vote but will not be attending the meeting in person you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf. Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”.
You are a non-registered shareholder if you beneficially own shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name. The process for voting for non-registered shareholders is explained under the heading “I Am Not A Registered Shareholder, How Do I Vote?”.

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?
If you are a registered shareholder and are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the form of proxy and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the shares as he or she sees fit. If you appoint the person(s) designated in the enclosed form of proxy as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees” in this management proxy circular;

FOR the appointment of Ernst & Young LLP as auditor; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?
The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this management proxy circular, or other matters that may properly come before the meeting.
As of the time of printing of this management proxy circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?
The persons named as proxyholders in the enclosed form of proxy are directors of the Bank. If you wish to appoint another person to represent you at the meeting, you may do so, either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed on it or by completing another proper form of proxy and delivering the proxy to CIBC Mellon Trust Company (by mail in the envelope provided or by facsimile to 416-368-2502 or if delivered by hand, to 320 Bay Street, Toronto, Ontario M5H 4A6), or to the Corporate Secretary of the Bank (at the address for the Bank provided on the back cover), at least twenty-four hours before the meeting.

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WHAT IF I WANT TO CHANGE MY VOTE?
If you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the Corporate Secretary of the Bank (at the address on the back cover) not later than the close of business (Toronto time) on April 2, 2008, or to the chairman of the meeting before the start of the meeting. If you wish to revoke the proxy, your written notification must state clearly that you wish to revoke the proxy.
If you are a non-registered shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

I AM NOT A REGISTERED SHAREHOLDER, HOW DO I VOTE?
Non-registered shareholders may vote either in person (as described in the following paragraph) or by proxy. As required by Canadian securities laws, if you are a non-registered shareholder, you will receive from your intermediary either a request for voting instructions or a form of proxy for the number of shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided by your intermediary.
Since the Bank has limited access to the names or holdings of its non-registered shareholders, if you are a non-registered shareholder, you must complete the following steps to vote in person at the meeting. You must insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as the proxyholder and must return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed because your vote will then be taken at the meeting.

IS MY VOTE CONFIDENTIAL?
Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?
A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  3

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS
Financial information about the Bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2007. These documents are contained in the Bank’s 2007 annual report (Annual Report) and are available on SEDAR at www.sedar.com and on our website www.td.com. The Annual Report is being mailed to shareholders with this circular. Shareholders wishing to obtain additional copies of the Annual Report may make a request to TD Shareholder Relations as set out on the back cover. The annual financial statements and the auditor’s report on them will be placed before the shareholders at the meeting.

ELECTION OF DIRECTORS
The nominees proposed for election as directors, who were recommended to the Board of Directors by the Corporate Governance Committee, are listed under the heading “Director Nominees” below. With the exception of Mr. Nadir H. Mohamed, all of the nominees are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting.
Under the Bank’s Corporate Governance Guidelines (www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.
Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITOR
It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the Bank. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the Bank until the next meeting of shareholders where an auditor is appointed. Ernst & Young LLP has held an appointment, in accordance with the Bank Act, as auditor of the Bank for each of the five years ended October 31, 2007, and became the Bank’s sole auditor beginning with fiscal 2006. PricewaterhouseCoopers LLP previously served jointly with Ernst & Young LLP as one of the Bank’s auditors and resigned as auditor of the Bank effective January 23, 2006.

Pre-Approval Policies and Shareholders’ Auditor Service Fees
The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding services to be provided by the shareholders’ auditor, the Audit Committee considers the compliance with the policy and the provision of services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the Bank’s Chief Financial Officer makes a presentation to the Audit Committee detailing the services performed by the shareholders’ auditor on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.
Fees paid to Ernst & Young LLP as sole auditor in fiscal 2007 and 2006, and to Ernst & Young LLP and PricewaterhouseCoopers LLP as joint auditors in fiscal 2005, are detailed in the table below. From November 1, 2005 to the date of PricewaterhouseCoopers LLP’s resignation on January 23, 2006, total fees paid to PricewaterhouseCoopers LLP were $1.5 million.

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	FEES PAID TO THE BANK’S AUDITORS
	2007	2006	2005
(thousands of Canadian dollars)	(EY)	(EY)	(EY & PWC)
Audit fees(1)	$14,942	$16,343	$13,741

Audit related fees(2)	2,727	1,072	3,276

Tax fees(3)	203	519	3,373

All other fees(4)	336	276	1,987

Total	$18,208	$18,210	$22,377

Notes:

(1)	Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements or other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation and interpretation of financial accounting and reporting standards.

(3)	Tax fees comprise: tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions; and tax planning, including expatriate and domestic tax services and transfer pricing matters.

(4)	All other fees include fees for insolvency and viability matters either paid by the Bank or by third parties, commencing in 2006, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP is $0.04 million (2006 — $0.04 million; 2005 — $0.4 million). Also included in this category are fees for audits of charitable organizations, Section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, and fund audits (in 2007 and 2006 limited to audits of SEC-registered funds).

SHAREHOLDER PROPOSALS
Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.
The final date for submissions of proposals by shareholders to the Bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the Bank is November 23, 2008.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  5

DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the nominees’ current membership on Committees of the Board of the Bank, Board and Committee meeting attendance in the 12 months ended October 31, 2007, and other public board memberships. In addition to the attendance listed below, directors from time to time attend other Committee meetings by invitation. There were six special Board meetings held during fiscal 2007. All nominees who are currently directors attended more than 75% of Board and Committee meetings.
The table also shows present principal occupation and principal occupations held in the last five years, if different. Except as disclosed, all nominees standing for election as directors at the meeting have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years.
In addition, the charts show the nominees’ current equity ownership consisting of Bank common shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (DSUs), each equivalent to a Bank common share, credited to each nominee. Each nominee who is currently a director has met his or her share ownership requirement (SOR) (see “Director Share Ownership Requirement” on page 14 for more information). For completeness, information on options to acquire Bank common shares is included in the charts. However, non-management directors have not received any options since December 2001 under the Bank’s stock incentive program. In connection with the privatization of TD Banknorth Inc. on April 20, 2007, Messrs. Bennett, Prezzano and Ryan received TD Bank options upon conversion of TD Banknorth options they held into TD Bank options pursuant to the terms of the Merger Agreement (see “TD Banknorth Inc. Director Compensation” at page 14). Options do not count toward directors’ SOR.

William E. Bennett Age: 61 Chicago, IL U.S.A. Director Since: May 2004 Independent	Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			14 of 14	100%	Nil
Audit			9 of 9	100%
Risk			10 of 10	100%

Combined Total			33 of 33	100%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	nil	12,316	12,316		$855,962	$405,962

2007	nil	9,191	9,191		$640,797	$190,797

Options: See “TD Banknorth Inc. Director Compensation” — Page 14

Hugh J. Bolton Age: 69 Edmonton, AB Canada Director Since: April 2003 Independent Designated Audit Committee Financial Expert	Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. In February of 2007, Mr. Bolton became non-executive Chairman of Matrikon Inc. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			12 of 14	86%	Matrikon Inc. (TSX:MTK)
Audit (Chair)			9 of 9	100%	Canadian National Railway Company
Risk			10 of 10	100%	(TSX, NYSE: CNR) EPCOR Utilities Inc. (unlisted) Teck Cominco Limited (TSX:TCK.A, NYSE:TCK) WestJet Airlines Ltd. (TSX:WJA)

Combined Total			31 of 33	94%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	1,000	12,599	13,599		$945,131	$495,131

2007	1,000	10,175	11,175		$779,121	$329,121

Options: Nil — joined the Board after options ceased to be granted to non-management directors

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John L. Bragg Age: 67 Collingwood, NS Canada Director Since: October 2004 Independent	Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, and honourary doctorate degrees from Mount Allison and Acadia Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			11 of 14	79%(8)	Canada Bread Company, Limited (TSX:CBY)
Audit			9 of 9	100%	Empire Company Limited (TSX:EMP.A)

Combined Total			20 of 23	87%
Securities Held:
Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	198,957	8,756	207,713		$14,436,054	$13,986,054

2007	173,474	6,163	179,637		$12,524,292	$12,074,292
Options: Nil — joined the Board after options ceased to be granted to non-management directors

W. Edmund Clark Age: 60 Toronto, ON Canada Director Since: August 2000 Non-Independent	Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services Inc. on February 1, 2000, where he was the President and Chief Executive Officer of CT Financial Services Inc. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			14 of 14	100%	TD AMERITRADE Holding Corporation (NASD:AMTD)
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		For required and actual share ownership as an executive, see the share ownership table at the bottom of page 33.

2008	5,328	494,050	499,378

2007	5,328	479,293	484,621

Options: See the Named Executive Officer total stock options table at page 32.

Wendy K. Dobson Age: 66 Uxbridge, ON Canada Director Since: October 1990 Independent	Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master’s degrees from Harvard University and a doctorate in economics from Princeton University.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			11 of 14	79%(8)	TransCanada Corporation (TSX, NYSE:TRP)
Corporate Governance			4 of 5	80%	TransCanada PipeLines Limited (TSX, NYSE:TCA)

Combined Total			15 of 19	79%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	7,373	12,196	19,569		$1,360,046	$910,046

2007	7,147	10,492	17,639		$1,229,791	$779,791
Options:(6)

Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		925		$26,381

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Donna M. Hayes Age: 51 Toronto, ON Canada Director Since: January 2004 Independent	Ms. Hayes is the Publisher, Chief Executive Officer and a Director of Harlequin Enterprises Limited, a global publishing company. She is also an officer of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985. Ms. Hayes holds an undergraduate degree in English literature and communications from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			14 of 14	100%	Nil
Audit			9 of 9	100%

Combined Total			23 of 23	100%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	2,000	9,934	11,934		$829,413	$379,413

2007	2,000	7,589	9,589		$668,545	$218,545

Options: Nil — joined the Board after options ceased to be granted to non-management directors

Henry H. Ketcham(3) Age: 58 Vancouver, BC Canada Director Since: January 1999 Independent	Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			13 of 14	93%	West Fraser Timber Co. Ltd (TSX:WFT)
Management Resources			5 of 5	100%

Combined Total			18 of 19	95%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	1,163	21,908	23,071		$1,603,435	$1,153,435

2007	1,154	18,922	20,076		$1,399,699	$949,699
Options:(6)
Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		12,400		$377,534

Pierre H. Lessard Age: 65 Westmount, PQ Canada Director Since: October 1997 Independent	Mr. Lessard is the President and Chief Executive Officer of METRO INC., a food retailer and distributor. Mr. Lessard holds an undergraduate and a master’s degree from Laval University and a master’s degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Québec Order of Chartered Accountants.

Board/Committee Membership:			Attendance:		Public Board Memberships(1) (Exchange:Symbol)
Board			13 of 14	93%	METRO INC. (TSX:MRU.A)
Management Resources			5 of 5	100%	SNC-Lavalin Group Inc. (TSX:SNC)

Combined Total			18 of 19	95%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding or below SOR
2008	7,000	23,655
			30,655		$2,130,523	$1,680,523

2007	7,000	20,758
			27,758		$1,935,288	$1,485,288
Options:(6)

Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		12,400		$377,534

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Harold H. MacKay Age: 67 Regina, SK Canada Director Since: November 2004 Independent	Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. In March 2007, Mr. MacKay also became non-executive Chairman of Domtar Corporation and Domtar Inc. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			12 of 14	86%	The Mosaic Company (NYSE:MOS)
Corporate Governance			5 of 5	100%	Domtar Corporation (TSX, NYSE: UFS)
Risk			9 of 10	90%	Domtar Inc. (unlisted)

Combined Total			26 of 29	90%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	5,000	9,038	14,038		$975,641	$525,641

2007	5,000	6,224	11,224		$782,537	$332,537

Options: Nil — joined the Board after options ceased to be granted to non-management directors

Brian F. MacNeill(3) Age: 68 Calgary, AB Canada Director Since: August 1994 Independent	Mr. MacNeill is the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill is the retired President and Chief Executive Officer of Enbridge Inc. Mr. MacNeill holds an undergraduate degree in commerce from Montana State University and a Certified Public Accountant designation in the United States. Mr. MacNeill is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants. Mr. MacNeill was made a Member of the Order of Canada in 2005.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			12 of 14	86%	Petro-Canada (TSX:PCA, NYSE:PCZ)
Corporate Governance			4 of 5	80%	West Fraser Timber Co. Ltd. (TSX:WFT)
Management Resources (Chair)			5 of 5	100%	TELUS Corporation (TSX:T)

Combined Total			21 of 24	88%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	9,070	19,682	28,752		$1,998,264	$1,548,264

2007	8,993	17,045	26,038		$1,815,369	$1,365,369
Options:(6)

Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		12,400		$377,534

Irene R. Miller Age: 55 New York, NY U.S.A. Director Since: May 2006 Independent	Ms. Miller is Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			14 of 14	100%	Barnes & Noble, Inc. (NYSE:BKS)
Audit			9 of 9	100%	Coach, Inc. (NYSE:COH)
					Inditex, S.A. (MCE (Madrid):ITX)

Combined Total			23 of 23	100%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	10,000	4,976	14,976		$1,040,832	$590,832

2007	10,000	2,283	12,283		$856,371	$406,371

Options: Nil — joined the Board after options ceased to be granted to non-management directors

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  9

Nadir H. Mohamed Age: 51 Toronto, ON Canada Director Since: New Nominee Independent	Mr. Mohamed is the President and Chief Operating Officer, Communications Group, of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to May 2005, Mr. Mohamed was President and Chief Executive Officer of Rogers Wireless Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant.

Board/Committee Membership:			Attendance:	Public Board Memberships (Exchange:Symbol)
New nominee			N/A	Rogers Communications Inc. (TSX:RCI.A, NYSE:RCI)

Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	3,300	N/A	3,300	$229,350	N/A — New nominee

Options: Nil — New nominee.

Roger Phillips Age: 68 Regina, SK Canada Director Since: February 1994 Independent	Mr. Phillips is a Corporate Director. He is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was made an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002. Mr. Phillips is a Chartered Physicist (U.K.) and a Fellow of the Institute of Physics.

Board/Committee Membership:			Attendance: (4)		Public Board Memberships (Exchange:Symbol)
Board			11 of 14	79%(8)	Canadian Pacific Railway Company (NYSE, London:CPRY)
Risk (Chair)			10 of 10	100%	Canadian Pacific Railway Limited (TSX, NYSE: CP) Imperial Oil Limited (TSX, AMEX:IMO) Cleveland-Cliffs Inc. (NYSE:CLF)

Combined Total			21 of 24	88%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	14,000	26,601	40,601		$2,821,770	$2,371,770

2007	14,000	22,908	36,908		$2,573,226	$2,123,226
Options:(6)

Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		12,400		$377,534

Wilbur J. Prezzano Age: 67 Charleston, SC U.S.A. Director Since: April 2003 Independent	Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			13 of 14	93%	TD AMERITRADE Holding Corporation (NASD:AMTD)
Management Resources			5 of 5	100%	EnPro Industries, Inc. (NYSE:NPO)
Risk			10 of 10	100%	Lance, Inc. (NASD:LNCE) Roper Industries, Inc. (NYSE:ROP)

Combined Total			28 of 29	97%

Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	1,000	17,181	18,181		$1,263,580	$813,580

2007	1,000	13,911	14,911		$1,039,595	$589,595

Options: See ‘‘TD Banknorth Inc. Director Compensation” — Page 14

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William J. Ryan(2) Age: 64 Falmouth, ME U.S.A. Director Since: March 2005 Non-Independent	Mr. Ryan is Chairman of TD Banknorth Inc. Until March 2007, he was Chairman and Chief Executive Officer of TD Banknorth Inc. From September 2005 until May 2007, Mr. Ryan was the Group Head, U.S. Personal and Commercial Banking and Vice Chair of the Bank. Prior to September 2005, Mr. Ryan was Vice Chair of the Bank. Mr. Ryan is a graduate of St. Francis College in New York and the Stonier Graduate School of Banking at Rutgers University.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			11 of 14	79%(8)	WellPoint, Inc. (NYSE:WLP) Unum Group (NYSE:UMN)

Securities Held:

Year	Common Shares	Share Units(7)	Total of Common Shares and Share Units(7)		Total Value of Common Shares and Share Units(7)	Amount Exceeding SOR
2008	18,567	64,971	83,538		$5,805,895	$6,790

2007	For required and actual share ownership, see the 2007 disclosure for Mr. Ryan as a Named Executive Officer in the executive share ownership table at the bottom of page 34 in the Bank’s 2007 Management Proxy Circular.

Options: See “TD Banknorth Inc. Director Compensation” — Page 14

Helen K. Sinclair Age: 56 Toronto, ON Canada Director Since: June 1996 Independent	Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a satellite communications company. Ms. Sinclair is also a director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

Board/Committee Membership:			Attendance:		Public Board Memberships (Exchange:Symbol)
Board			13 of 14	93%	Davis + Henderson Income Fund
Audit			9 of 9	100%	(TSX:DHF.UN)
Management Resources			5 of 5	100%

Combined Total			27 of 28	96%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	6,921	12,372	19,293		$1,340,864	$890,864

2007	6,921	11,017	17,938		$1,250,637	$800,637

Options:(6)

Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		12,400		$377,534

John M. Thompson Age: 65 Toronto, ON Canada Director Since: August 1988 Chairman Since: April 2003 Independent	Mr. Thompson is the non-executive Chairman of the Board of the Bank and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Mr. Thompson holds an undergraduate degree in engineering science from The University of Western Ontario and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

Board/Committee Membership:			Attendance:(4)		Public Board Memberships (Exchange:Symbol)
Board			14 of 14	100%	Royal Philips Electronics N.V. (NYSE:PHG)
Corporate Governance (Chair)			5 of 5	100%	The Thomson Corporation (NYSE:TOC)
Management Resources			5 of 5	100%

Combined Total			24 of 24	100%
Securities Held:

Year	Common Shares	DSUs	Total of Common Shares and DSUs		Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2008	41,669	9,854	51,523		$3,580,849	$2,380,849

2007	40,804	7,447	48,251		$3,364,060	$2,164,060
Options:(6)

Total Number of Options Granted		Total Number Exercised in 2007		Total Number of Unexercised Options		Total Value of Unexercised Options(5)
12,400		nil		12,400		$377,534

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  11

Notes to the Director Nominees’ Charts:

(1)	Mr. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange (TSX) for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements.

(2)	Mr. Ryan joined the Board on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD Banknorth Inc., as agreed in the merger agreement dated as of August 25, 2004, among the Bank, Banknorth Group, Inc. and others. Mr. Ryan’s employment agreement with the Bank and TD Banknorth Inc. provides that during the five years following completion of the acquisition, he will serve as a director of the Bank.

(3)	The only director nominees who serve together on outside boards are Mr. Ketcham and Mr. MacNeill, who are directors of West Fraser Timber Co. Ltd.

(4)	The Chairman of the Board is an ex officio member of the Audit Committee and the Risk Committee. Mr. Phillips is an observer attendee of the Audit Committee. Their attendance at Committee meetings is voluntary and, therefore, not reflected in this table.

(5)	For 2008, securities held and options valued at the closing price of the Bank’s common shares on the TSX on December 31, 2007 ($69.50), and for 2007, valued at the closing price of the Bank’s common shares on the TSX on December 29, 2006 ($69.72).

(6)	Options were granted as follows from December 1998 to December 2001. All options granted to Bank directors as such have vested. Number and value of unexercised options is shown as at December 31, 2007.

			Number Granted
Date Granted	Expiry Date	Exercise Price	to Each Director
December 10, 1998	December 10, 2008	$37.60	4,000

December 9, 1999	December 9, 2009	$36.20	2,500

December 7, 2000	December 7, 2010	$41.70	2,200

December 13, 2001	December 13, 2011	$40.98	3,700

(7)	Includes share units granted under TD Banknorth plans.

(8)	Inability to attend certain special Board meetings (i.e., not regularly scheduled) adversely affected attendance.

     Mr. Darren Entwistle, an independent director who has served as a director of the Bank since November 2001, will not be standing for re-election at the meeting. Mr. Entwistle is currently the President and Chief Executive Officer of TELUS Corporation. He is also a director of TELUS Communications Inc. In the twelve months ended October 31, 2007, Mr. Entwistle attended 11 of 14 Board meetings and 4 of 5 Corporate Governance Committee meetings.

12  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

COMPENSATION OF DIRECTORS

The Corporate Governance Committee of the Board of Directors is responsible for reviewing director compensation and satisfying itself that it is competitive and aligns directors’ interests with those of shareholders. The Board determines the form and amount of director compensation based on the recommendation of the Corporate Governance Committee following an annual review of director compensation in the marketplace. The compensation structure detailed below was approved by the Board and became effective November 1, 2006.

COMPENSATION STRUCTURE

Annual Fees(1)
Position	($)
Director Retainer(2)(3)	$75,000

Additional Committee Memberships(4)	$15,000

Committee Chair Fee(2)(6)	$25,000

Audit Committee Chair Fee	$40,000

Travel Fee for Directors Based Outside of Ontario:(5)

Principal Residence in Québec	$10,000

Principal Residence West of Ontario or East of Québec	$20,000

Principal Residence in U.S.	$35,000
Chairman of the Board Retainer	$200,000

Notes:

(1)	Not applicable to directors who are also employees of the Bank or subsidiaries of the Bank.

(2)	Excludes Chairman of the Board.

(3)	Includes any compensation for serving on one Committee.

(4)	Includes observer attendees, but excludes Chairman of the Board active or ex officio memberships.

(5)	Allowance in recognition of time spent traveling to meetings.

(6)	For Committees other than the Audit Committee.

In addition to the fees outlined above, directors of the Bank may be entitled to an equity grant paid in the form of deferred share units. The equity grant is intended to be forward-looking. For example, the equity grant awarded on December 10, 2007 which is reflected in the table below, relates to the period from November 1, 2007 to October 31, 2008. Equity grants are prorated for directors who serve less than the full fiscal year. Directors are also reimbursed for approved expenses incurred in carrying out their duties as directors.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  13

INDIVIDUAL DIRECTOR COMPENSATION
For current non-management directors, the following table shows the amounts, before withholdings, received as compensation for serving as a director of the Bank in cash, Bank common shares and Bank deferred share units in 2007. Management directors Messrs. Clark and Ryan do not receive compensation for services as directors of the Bank. Mr. Clark’s compensation as CEO of the Bank is explained in the Report of the Management Resources Committee and the Executive Compensation sections of this circular.

	Annual Fees(1)					Total of	Proportion of
						Annual Fees	Total in Equity
		Common		Equity Grant(3)		and Equity	(DSUs and
	Cash	Shares(2)	DSUs(2)	(DSUs)		Grant	Common Shares)
Name	($)	($)	($)	($)		($)	(%)
William E. Bennett	—	—	$125,000	$70,000		$195,000	100%

Hugh J. Bolton	$75,000	—	$75,000	$70,000		$220,000	65.9%

John L. Bragg	—	—	$95,000	$70,000		$165,000	100%

Wendy K. Dobson	$50,000	—	$25,000	$70,000		$145,000	65.5%

Darren Entwistle	—	$95,000	—	$35,000		$130,000	100%

Donna M. Hayes	—	—	$75,000	$70,000		$145,000	100%

Henry H. Ketcham	—	—	$95,000	$70,000		$165,000	100%

Pierre H. Lessard	—	—	$85,000	$70,000		$155,000	100%

Harold H. MacKay	—	—	$110,000	$70,000		$180,000	100%

Brian F. MacNeill	$60,000	—	$75,000	$70,000		$205,000	70.7%

Irene R. Miller	—	—	$110,000	$70,000		$180,000	100%

Roger Phillips	—	—	$135,000	$70,000		$205,000	100%

Wilbur J. Prezzano	—	—	$125,000	$70,000		$195,000	100%

Helen K. Sinclair	$90,000	—	—	$70,000		$160,000	43.8%

John M. Thompson	$100,000	$100,000	—	$150,000	(4)	$350,000	71.4%

Notes:

(1)	Fees paid quarterly on the last business day of January, April, July and October, based on the individual director’s election under the Outside Director Share Plan.

(2)	Valued at the average cost per share of the Bank’s common shares purchased by the trustee of the Outside Director Share Plan on the day of payment.

(3)	Awarded on December 10, 2007. Valued at the 20 day average of the high and low prices quoted on the TSX for one Bank common share (based on board lot prices) on each of the 20 consecutive days on which such prices were so quoted immediately preceding the award date. Mr. Entwistle’s award has been prorated in accordance with Bank policy since he will not serve as a director for the full fiscal year.

(4)	The Chairman of the Board received a higher equity grant in recognition of his additional responsibilities.

Total compensation, including equity grants, paid by the Bank to the Board in fiscal 2007, including compensation paid to all directors who served for all or a portion of 2007, was $2,795,000.

DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the Bank’s director share ownership requirement, non-management directors are expected to acquire common shares of the Bank with a value equivalent to at least six times their respective annual retainer: 6 x $200,000 for the Chairman of the Board and 6 x $75,000 for all other directors. Deferred share units are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement. Directors have until the later of five years from their respective first election date and December 11, 2008 to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of deferred share units or common shares until the share ownership requirement has been met. Deferred share units have no voting rights and accrue dividend equivalents equal to dividends paid on the Bank’s common shares. Deferred share units must be held by the director until retirement from the Board. All nominees who are currently directors have acquired common shares and deferred share units equivalent to 6 x their respective annual retainer. Directors who are also management meet separate, higher requirements (see “Share Ownership Requirements” on page 33).

TD BANKNORTH INC. DIRECTOR COMPENSATION
Effective March 1, 2005, Messrs. William E. Bennett and Wilbur J. Prezzano, both independent directors of the Bank, were appointed to the boards of TD Banknorth Inc. and its subsidiary TD Banknorth, N.A. The Bank owned a majority stake in TD Banknorth Inc. until April 20, 2007, when TD Banknorth Inc. became a wholly-owned indirect subsidiary of the Bank. Mr. Prezzano ceased to be a member of both of those boards effective May 9, 2007. For TD Banknorth Inc.’s fiscal year ended

14  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

September 30, 2007, Messrs. Bennett and Prezzano received compensation for their service on both of those boards in accordance with a combined annual fee structure as follows: U.S.$30,000 retainer; attendance fees of U.S.$1,250 per Board meeting and U.S.$1,000 per committee meeting; and reimbursement for travel time in excess of one hour at a rate of U.S.$25 per hour per meeting, up to a maximum of six hours. Management directors Messrs. Clark and Ryan do not receive any compensation for serving on the boards of TD Banknorth Inc. and TD Banknorth, N.A. Messrs. Bennett, Prezzano and Ryan currently hold options to purchase 2,132, 2,132 and 626,862 TD common shares, respectively, which were received in connection with the privatization of TD Banknorth Inc., whereby certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire TD common shares. The number of TD common shares under option following the conversion was calculated in accordance with the Merger Agreement relating to the privatization. Messrs. Bennett and Prezzano previously received their TD Banknorth options as director compensation while Mr. Ryan previously received his TD Banknorth options as executive compensation.

CORPORATE GOVERNANCE

The Board of Directors is committed to acting in the best interests of the Bank’s shareholders. The Board fulfils its role directly and through Committees to which it delegates certain responsibilities. The Board and its Committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.
This section contains reports of the Corporate Governance, Audit and Risk Committees outlining their key Charter responsibilities and highlights certain tasks performed by each Committee during 2007. The Report of the Management Resources Committee and information on executive compensation at the Bank start below. Under rules adopted by Canadian securities regulatory authorities, the Bank is required to disclose information relating to its corporate governance practices. The Bank’s disclosure is set out in Schedule B to this circular. Additional information relating to corporate governance at the Bank may be found on our governance website at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee, chaired by the Chairman of the Board, is responsible for developing the Bank’s corporate governance principles aimed at fostering a healthy governance culture at the Bank.
In the 2007 financial year, the Committee’s work included:

•	Reviewing: the competencies and skills of the Board, its Committees and potential candidates for membership on the Board; the compensation of the directors of the Bank; the Bank’s policies in respect of ethical personal and business conduct; the Bank’s corporate governance principles; criteria for selecting new directors and the Board’s approach to director independence.

•	Overseeing: the Bank’s communications with its shareholders, other interested parties and the public through a responsive communication policy.

•	Monitoring: regulatory developments, trends and guidance in corporate governance; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the Board, its Committees, Committee Chairs and the Chairman of the Board.

•	Recommending: an appropriate structure and composition of the Board and its Committees to the Board.

The Committee confirms that it has fulfilled its responsibilities in 2007 in the best interests of shareholders.
For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular and on pages 11-12 of the 2007 Annual Report.
As at October 31, 2007, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (Chair)	Harold H. MacKay
Wendy K. Dobson	Brian F. MacNeill
Darren Entwistle

REPORT OF THE AUDIT COMMITTEE
The Audit Committee is responsible for supervising the quality and integrity of the Bank’s financial reporting. The Committee also fulfills the responsibilities of the Bank’s conduct review committee under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest. Also, the Committee acts as the audit committee and conduct review committee for certain subsidiaries of the Bank. The Committee meets regularly with the shareholders’ auditor and the Chief Auditor (who heads the Bank’s internal

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  15

audit department) without management present, and separately with the Chief Financial Officer and the Chief Compliance Officer, and alone.
In the 2007 financial year, the Committee’s work included:

•	Reviewing: the Bank’s annual and interim financial statements, management’s discussion and analysis and the selection, compensation, retention of the shareholders’ auditor.

•	Evaluating: the effectiveness of the shareholders’ auditor, Chief Auditor and the Chief Compliance Officer and the Bank’s internal controls that ensure compliance with laws, regulations and the Bank’s own policies.

•	Examining: trends and best practices in financial reporting and compliance with the Bank’s policies in respect of ethical personal and business conduct.

•	Monitoring: key accounting policies of the Bank and key estimates and judgments of management with management and the shareholder’s auditor.

The Committee confirms that it has fulfilled its responsibilities in 2007 in the best interests of shareholders.
For further information on the Audit Committee, see the discussion starting on page 14 of the Bank’s 2007 Annual Information Form (www.sedar.com or www.td.com/investor/other.jsp).
As at October 31, 2007, the following individuals served as members of the Audit Committee:

Hugh J. Bolton (Chair)	Donna M. Hayes
William E. Bennett	Irene R. Miller
John L. Bragg	Helen K. Sinclair

REPORT OF THE RISK COMMITTEE
The Risk Committee is responsible for overseeing the management of the Bank’s risk profile. To fulfill this responsibility the Committee monitors the policies, procedures and practices for the management of key risks under the Bank’s risk framework. In doing so, the Committee meets regularly alone and separately with the Chief Executive Officer and Chief Risk Officer without other members of management present.
In the 2007 financial year, the Committee’s work included:

•	Overseeing: compliance with the Bank’s risk management policies for significant risks.

•	Monitoring: the Bank’s risk management performance.

•	Examining: the Bank’s business strategies and plans from a risk perspective and the risk culture of the Bank.

•	Reviewing: the Bank’s risk management programs and the results of OSFI’s annual supervisory examination of the Bank with the Audit Committee and OSFI.

The Committee confirms that it has fulfilled its responsibilities in 2007 in the best interests of shareholders.
For more information on how the Bank manages risk, please see pages 59 to 70 of the Bank’s 2007 Annual Report available on our website at www.td.com/investor/index.jsp.
As at October 31, 2007, the following individuals served as members of the Risk Committee:

Roger Phillips (Chair)	Harold H. MacKay
William E. Bennett	Wilbur J. Prezzano
Hugh J. Bolton

REPORT OF THE MANAGEMENT RESOURCES COMMITTEE

The Management Resources Committee undertook a number of key activities in 2007, including:

•	Set performance objectives for the CEO which encourage the Bank’s long-term financial success and measured the CEO’s performance against these objectives in a process led by the Chairman of the Board;

•	Determined the recommended compensation for the CEO and senior executives including the Named Executive Officers appearing in the Summary Compensation Table, in consultation with an independent advisor who assisted in setting competitive compensation that meets the Bank’s hiring, retention, and performance objectives;

16  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

•	Reviewed the candidates for CEO and Senior Executive Team succession with the Board as part of the succession planning process for these positions; and

•	Oversaw the selection, evaluation, development, and compensation of other members of senior management.

In keeping with best practices, the Management Resources Committee is completely independent and is composed entirely of independent directors who, under the Committee’s Charter, must be knowledgeable about issues related to human resources and compensation, particularly executive compensation. All Committee members are knowledgeable in these areas; their experience is provided in the “Director Nominee” section of this circular. The Committee’s agenda for each meeting is set at the beginning of the calendar year. A workplan is created by the Committee to address each agenda item. The Committee can conduct all or part of any meeting in the absence of management and the Committee includes an in camera session on the agenda of each regularly scheduled Committee meeting.
The Management Resources Committee, when making decisions, considers the following factors:

•	Business strategy and achievements;

•	Market analysis;

•	Reports provided by management;

•	Reports provided by the Committee’s independent advisor; and

•	Best practices and trends in issues relating to human resources and compensation.

The Committee met five times during the fiscal year ending October 31, 2007 and the following individuals served as members of the Committee for this period:

Brian F. MacNeill (Chair)	Wilbur J. Prezzano
Henry H. Ketcham	Helen K. Sinclair
Pierre H. Lessard	John M. Thompson

INDEPENDENT ADVISOR
For the past several years, an independent advisor, Frederic W. Cook & Co., has been engaged by the Committee as advisor on executive compensation and has helped keep the Committee current with best practices and trends in these areas. As the independent advisor, Frederic W. Cook & Co.’s accountabilities to the Committee include:

•	Review all compensation-related materials in advance of each meeting;

•	Provide independent advice and counsel on meeting content, management’s recommendations, or governance trends to the Committee Chair in advance of each meeting;

•	Present executive compensation and governance trends to the full Committee annually;

•	Assist the Chairman in developing compensation recommendations for the CEO;

•	Review management’s market review and recommendations for Named Executive Officers’ compensation annually in advance of providing advice to the Committee on management’s recommendations;

•	Proactively raise relevant compensation issues to the attention of the Committee Chair for discussion;

•	Undertake special projects at the request of the Committee Chair; and

•	Be available to attend in person or by conference call every Committee meeting.

As the independent advisor to the Committee, Frederic W. Cook & Co., reports solely to the Committee and the Board and does not provide any services to management. The Committee has sole authority to approve the amount of the independent advisor’s fees. Frederic W. Cook & Co. was paid U.S.$54,064 (U.S.$45,752 in 2006) for the services provided to the Committee for the period of November 1, 2006 to October 31, 2007.

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EXECUTIVE COMPENSATION STRATEGY AND PHILOSOPHY
The Bank’s executive compensation program is designed to:

•	Attract and retain — allow for effective succession of key executive positions and develop key resources;

•	Motivate and pay for performance — linking executive compensation with the achievement of specific strategic business objectives and the performance of the Bank as a whole;

•	Ensure compensation programs are aligned with the Bank’s strategy, are market-competitive, and lead in terms of corporate governance; and

•	Align to shareholders — executive share ownership requirements encourage superior returns for shareholders over time.

The Bank regularly reviews all executive compensation components and periodically validates them against a stress-testing process. The total program and components are also compared against market practice, emerging governance trends, and business strategies.

COMPETITIVE MARKET REVIEW
To ensure that executive compensation remains competitive, the Bank regularly reviews programs, policies and pay levels compared to the market. This process relies on market research, intelligence, and information related to trends and competitive practices obtained through participation in various compensation surveys. To obtain this information the Bank benchmarks against similar jobs at companies with similar size and scope of operations. External benchmark information is obtained on an annual basis most notably from the sources listed below:

•	Hay Group Limited;

•	McLagan;

•	Mercer (Canada) Ltd.;

•	Towers Perrin; and

•	Watson Wyatt.

The Bank compares executive compensation information to a peer group consisting of companies that generally meet the following criteria:

•	Have similar scope of operations;

•	Compete with the Bank in the marketplace for business;

•	Compete with the Bank for talent; and

•	Are financial services firms including: mutual fund companies, brokerage firms, insurance companies, or investment banks.

The Bank evaluates and, if appropriate, updates the composition of the peer group each year to ensure it remains relevant. As the Bank’s presence broadens in the United States, new comparisons will reflect the appropriate competitors in the market.

For fiscal year 2007, the Canadian and U.S. peer group for senior executives’ comparisons consisted of the following companies:

Canadian Peer Group:

Bank of Montreal	Canadian Imperial Bank of Commerce	Manulife Financial
Scotiabank	Royal Bank of Canada	Sun Life Financial Inc.

U.S. Peer Group:

BB&T	Key Corp	Sun Trust Banks	Washington Mutual
Capital One Financial	National City Corp	US Bancorp	Wells Fargo
Fifth Third	PNC Financial Services	Wachovia

Other peer groups are used for business specific market information in each location where the Bank operates.

EXECUTIVE COMPENSATION MIX
For the CEO, and Executive Vice Presidents and above, the Bank has chosen to reduce the use of total cash (composed of base salary and annual incentive) in favour of equity compensation, and with a higher percentage awarded as Performance Share Units (which reward relative performance against the large Canadian banks) versus Stock Options.

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The ratio of total cash to equity compensation varies depending on job function and level. The chart below summarizes the typical compensation mix for executives:

	Base	Annual		Stock	% At
	Salary	Incentive-Cash	Share Units	Options	Risk
Named Executive Officers	10%	25%	41%	24%	90%

Executive Vice President (and above)	17%	23%	38%	22%	83%

Senior Vice President	28%	34%	25%	13%	72%

Vice President	41%	30%	23%	6%	59%

In determining the compensation mix for executives, the Bank takes into consideration the executive compensation philosophy, strategy, and the long term success of the Bank. As a result, executive compensation includes a significant portion of “at-risk” compensation because the value of such compensation is determined based on the achievement of specified results. If the Bank’s performance is poor, this will decrease performance related compensation and conversely, if the Bank’s performance is strong, then performance related compensation will increase.
The executive compensation mix has a higher proportion of equity compensation compared to competitors. This aligns compensation with shareholder interests, encourages retention, and focuses the Bank’s executives on executing business strategies, sustaining performance, and growing shareholder value over the long term.

EXECUTIVE TOTAL COMPENSATION COMPONENTS
Executive total compensation consists primarily of the following components: base salary, annual incentive, equity compensation, benefits, pensions, and perquisites.

Base Salary

•	Base salary stays relatively constant increasing only when the executive assumes a larger role or to recognize performance.

•	The objectives achieved through base salary are to attract and retain executives.

Annual Incentive

•	Rewards executives based on Bank, business, and individual performance each year.

•	A market-competitive target award is determined for each position. At an individual level, the actual award is adjusted up or down from this target based on Bank, business, and individual performance against pre-defined objectives and accountabilities.

TD Bank Incentive Compensation Plan

Eligibility:	• CEO, CFO and other Named Executive Officers

• TD Bank-titled executives

Description:	Incentive Compensation Plan pool is established based on:

• Net Income After Tax growth versus the prior year against a pre-established performance target (85% weighting);

• Customer Experience Index against a pre-established target (15% weighting); and

• Discretionary adjustments approved by the Committee, based on performance relative to peers and/or other key performance indicators, and individual performance.

Objectives:	• Motivate and pay for performance

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TD Bank-titled executives’ annual incentive may be deferred (partially or fully) under the following circumstances:

•	Executives who have not met their share ownership requirement must defer 10-25% (depending on job level) of their annual incentive into Deferred Share Units.

•	Voluntary deferrals into Deferred Share Units are permitted in addition to the mandatory deferrals.

•	A portion of the executives’ annual incentive may be delivered in the form of Performance Share Units.

Wholesale Banking executives not participating in the TD Bank Incentive Compensation Plan, are eligible to receive a cash incentive award from the Performance Compensation Plan. The funding is based on:

•	Business unit performance; and

•	Discretionary adjustments of +/- 15% are approved by the Committee, based on performance relative to peers and/or other key performance indicators.

Executives may also voluntarily defer all or a portion of their annual incentive into Deferred Share Units (in addition to the mandatory deferral).

TD Banknorth and TD Meloche Monnex have separate annual incentive plans specific to their executive population.

Equity Compensation

•	Aligns the interests of executives with shareholders, focuses on longer-term value creation, and supports retention of executive resources in an increasingly competitive market.

•	Generally, higher level executives receive a greater proportion of their total compensation in equity.

•	An equity award is delivered in a combination of stock options and/or share units. Share units are awarded as either Performance Share Units, Restricted Share Units, or Vesting Share Units.

•	Executives may defer all or a portion of maturing Performance/Restricted Share Units into Deferred Share Units.

Details of Equity Compensation Plans

Stock Options

Eligibility:	• CEO, CFO and other Named Executive Officers
• TD Bank-titled executives at the Vice President level and above
• TD Banknorth and TD Meloche Monnex senior executives

Description:	A Stock Option is the right to purchase a Bank common share in the future at the closing stock price on the day prior to the grant date.

Term:	Since 2003, Stock Options are granted with a seven-year term.

Vesting Schedule:	Stock Option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.

When can they be exercised:	As Stock Options vest, they are exercisable.

If the executive has not met the share ownership requirement, the executive must hold, in the form of shares, what remains of any proceeds after paying the exercise price and taxes until the share ownership requirement has been met.

Objectives:	• Attract and retain
• Motivate and pay for performance
• Align to shareholders

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	Performance Share Units	Restricted Share Units

Eligibility:	• CEO, CFO and the other Named Executive Officers	• TD Bank executives below the Senior Vice President level
	• TD Bank-titled executives at the Senior Vice President level and above • TD Banknorth senior executives	• TD Meloche Monnex executives • TD Banknorth executives • Wholesale Banking executives

Description:	• Phantom share units that track the value of the Bank’s common shares.	• Phantom share units that track the value of the Bank’s common shares.

• The final number of Performance Share Units will vary from 80% to 120% of the initial number awarded based on the Bank’s three-year Total Shareholder Return relative to the average of the large Canadian banks.

• To receive the maximum adjustment of + 20%, the Bank’s three-year Total Shareholder Return performance must exceed that of the average of the large Canadian banks by 6.7%.

Redemption Value:	The average of high and low prices for Bank common shares on the 20 trading days before the award or maturity date. No dividend equivalents are paid on these units.

When they vest and mature:	These awards vest and mature on the third anniversary of the award date.

How they are paid out:	They are paid in cash at maturity or the executive can elect to defer into Deferred Share Units.

Objectives:	• Attract and retain
• Motivate and pay for performance
• Align to shareholders

	Deferred Share Units	Vesting Share Units

Eligibility:	• All Executives	• Select TD Bank Senior Executives

Description:	• May defer all or a portion of: • Annual incentive; and/or • Maturing Performance/Restricted Share Units. • Phantom share units that track the value of Bank common shares.	• Awarded in special circumstances to select senior executives. • Awarded as an alternative to Performance or Restricted Share Units. • Phantom share units that track the value of Bank common shares.

Vesting:	• None	• Vesting provisions of up to five years

Redemption Value:	The average of high and low prices for Bank common shares on the 20 trading days before the deferral or redemption date. Includes dividend reinvestment.

How they are paid out:	They may be redeemed in cash only after retirement or termination.

Objectives:	• Align to shareholders	• Attract and retain • Motivate and pay for performance • Align to shareholders

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Benefits, Pension & Perquisites

•	Overall, benefits, pension and perquisites are targeted at or near the median level compared to the Bank’s Canadian peer group.

•	Certain components of the benefits program for the most senior executives are targeted to deliver lower value than the Bank’s Canadian peer group.

Benefits

Eligibility:	All TD Bank executives

Description:	Provides a level of core benefits and additional contributions that employees can use towards the purchase of optional levels of medical and dental benefits, a health spending account, life and accident insurance, and income protection benefits for themselves and their dependents.
Executives have the same benefit programs as all employees, except that Executive Vice Presidents and above are not eligible for the Bank contributions provided to employees who cover their dependents for medical and dental.
Core life insurance is a taxable benefit.

Objectives:	Attract and retain

Pension Plan

Eligibility:	TD Bank-titled executives at the Vice President level and above (excluding CEO)

Description:	Pension plans include a registered defined benefit pension plan that is available to all employees and an unfunded supplementary executive pension.
The calculation of the unfunded supplementary executive pension includes all retirement income from government benefits and base pension plans. The annual pension from all sources is capped at $1,000,000.

Objectives:	Attract and retain

Perquisites

Eligibility:	Selected TD Bank executives

Description:	Perquisites provided to executives include private banking, club membership, and use of a leased vehicle. The level of perquisites offered varies by title. All perquisites that are deemed to be taxable by the local tax authority are taxable to the executives and are not grossed up.

Objectives:	Attract and retain

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EXECUTIVE COMPENSATION VALUATION
The equity compensation awards outlined in the “Summary Compensation Table” are valued at the time of grant. The table below outlines how the award is valued at time of grant and how the ultimate value of the award is determined.

Equity Plan	Value on day of grant	Value on maturity/ exercise/redemption date

Stock Options (7 Years)	Valued using a Cox-Ross-Rubinstein (binomial) model and the following variables:	• The difference between the price for Bank common shares on the date of exercise and the grant price.
• risk-free interest rate,
• expected life of the stock options,
• expected volatility of the Bank’s stock price, and
• the expected dividend yield of the Bank’s stock.

Restricted Share Units (3 Years)	• Valued using the average of high and low prices for Bank common shares on the TSX for the 20 trading days before grant date.	• Valued using the average of high and low prices for Bank common shares on the TSX for the 20 trading days before the maturity date.

Performance Share Units (3 Years)	• Valued using the average of high and low prices for Bank common shares on the TSX for the 20 trading days before grant date.	• Valued using the average of high and low prices for Bank common shares on the TSX for the 20 trading days before the maturity date; and
• Number of units adjusted up to +/−20% based on the Bank’s relative Total Shareholder Return compared to the large Canadian banks.

Deferred / Vesting Share Units	• Valued using the average of high and low prices for Bank common shares on the TSX for the 20 trading days before grant date.	• Valued using the average of high and low prices for Bank common shares on the TSX for the 20 trading days before the redemption date.

The compensation values derived for stock options and share unit grants do not incorporate any discounts for vesting schedules, early exercise, or forfeitures, while the accounting expense in the Bank’s financial statements do. If the accounting expense values were used, the compensation values disclosed under “Three-Year Compensation Summary for CEO” and “Three-Year Compensation Summary for Remaining Named Executive Officers” would be lower, or in the case of stock options, would result in a higher number of options granted.

STOCK OPTION PLANS
Stock options granted under the Bank’s stock option program are governed by one of two stock option plans. The 1993 Stock Option Plan was approved by shareholders at the Bank’s 1993 annual meeting and applies to outstanding options granted up to the end of July 2000. The 2000 Stock Incentive Plan, approved by shareholders at the Bank’s 2000 annual meeting, replaced the earlier plan. The 2000 plan is based substantially on the 1993 plan except that it introduces stock appreciation rights and other stock-based awards (such as restricted shares). To date, only stock options have been issued under this plan. In addition, there are legacy TD Banknorth stock option plans (the “Legacy Plans”) assumed as a result of the TD Banknorth privatization. TD Banknorth Stock Options that were to expire after December 31, 2008 were converted into TD Stock options by adjusting both the exercise price and number of options as specified in the Merger Agreement. As a result, a Bank common share will be issued upon the exercise of an outstanding option. The terms and conditions of the Legacy Plans will remain in place until all issued and outstanding options are exercised or expire. No further grants of stock options will be made under these plans. Consequently, the information below applies to awards under the Bank’s plans, unless stated otherwise.

Who is eligible to participate?
Currently, TD Bank – titled executives at the Vice President level and above, TD Banknorth and TD Meloche Monnex senior executives. Participants with outstanding stock options under the Legacy Plans are middle management and above and, in some cases, outside directors.

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What is the term and vesting schedule of stock options?
Details on the term and vesting schedule of stock options are set out in the chart above under “Executive Total Compensation Components”. Terms of outstanding stock options under the Legacy Plans do not exceed ten years; all are fully vested.

How many securities are authorized to be issued under the stock option plans and what percentage of the Bank’s shares outstanding do they represent?
The following table shows, as of January 24, 2008, aggregated information for the Bank’s stock option plans and the Legacy Plans which are the only compensation plans under which equity securities of the Bank are authorized for issuance from treasury.

					Number of securities remaining
	Securities to be issued upon				available for future issuance
	exercise of outstanding stock				(excluding securities reflected
	options				in column (a))		Total options outstanding & available for grant
	(a)		Weighted-average		(c)		(a)
			exercise price
		% of common	of outstanding			% of common		% of common
		shares	options			shares		shares
Equity Compensation Plans	No.	outstanding	(b)		No.	outstanding	No.	outstanding
1993 Stock Option Plan	1,739,892	0.24%		$33.68	Nil	Nil	1,739,892	0.24%

2000 Stock Incentive Plan	16,216,547	2.25%		$49.29	9,076,552	1.26%	25,293,099	3.51%

Legacy Stock Option Plans(1)	3,057,723	0.42%	U.S.$	50.80	Nil	Nil	3,057,723	0.42%

Overall	21,014,162	2.92%		$48.46	9,076,552	1.26%	30,090,714	4.18%

Note:

(1)	The information is aggregated for the ten TD Banknorth Legacy Plans under which Bank common shares are now issuable on a basis consistent with the Bank’s acquisition of the shares of TD Banknorth Inc. in the privatization. All Legacy Plans received shareholder approval on inception. The Bank assumed the Legacy Plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average to Canadian dollars was the Bank of Canada exchange rate on January 24, 2008 (C$1.01 = U.S.$1.00).

What is the maximum percentage of securities available under the stock option plans to Bank insiders?
The maximum percentage of Bank common shares reserved for issuance to insiders upon the exercise of stock options may not exceed 10% of the Bank common shares issued and outstanding.

What is the maximum number of securities any one person is entitled to receive under the stock option plans and what percentage of the Bank’s outstanding capital does this represent?
The maximum percentage of Bank common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the Bank common shares issued and outstanding.

How is the exercise price determined for stock options?
The Committee sets the exercise price that must not be less than the closing price of Bank common shares on the TSX the trading day immediately before the date the stock options are granted. This has always been the Bank’s practice. The Bank does not back date stock options. Under the Legacy Plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant.

How is the market appreciation of stock appreciation rights calculated?
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of Bank common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the Bank has not granted any to date. No stock appreciation rights are outstanding under the Legacy Plans.

Under what circumstances is an individual no longer entitled to participate?
Stock options are forfeited for termination for cause. Generally, this also applies to the Legacy Plans, except in some instances where the stock options are not immediately forfeited but do expire early (no later than three years after termination). Also in a Legacy Plan for outside directors outstanding stock options continue under normal plan terms in all cases of early termination. Accordingly, information below on the Legacy Plans excludes this outside director plan.
Stock options expire early in the event of resignation, termination without cause, retirement, death or disability.

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In the case of termination without cause, vested stock options and those that vest within 60 days (or 90 days for options granted after January 1, 2004) can be exercised during that 60-day (or 90-day) period. After that time, all outstanding stock options are forfeited. Generally, stock options under the Legacy Plans vested as of the date of termination may be exercised within 60 days or three months from the date of termination, however, depending on the circumstances vested stock options in some instances may be exercised up to three years after termination.
In the case of retirement, stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the Legacy Plans that continue following retirement may expire early (depending on the plan).
In the case of resignation, vested stock options granted after January 1, 2004 can be exercised within 30 days, after which time they are forfeited. Unvested stock options and stock options granted prior to January 1, 2004 are forfeited immediately. Under the Legacy Plans, where stock options are not forfeited, generally stock options may be exercised within 60 days or three months (depending on the plan) from the date of resignation, however, depending on the circumstances stock options in some instances may be exercised up to three years after resignation.
In the case of death or disability, all stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the Legacy Plans the exercise period varies from 30 days to up to one year.
The plan administrator may extend an early expiry date in limited circumstances.

Can stock options be assigned or transferred?
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most Legacy Plans only permit the transfer of stock options by will and laws of succession, however, in two plans an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

How are the stock option plans amended? Is shareholder approval required?
Under the specific amendment procedure approved by shareholders at the March 29, 2007 Annual General Meeting, shareholder approval is required for the following: (i) an increase in the number of shares reserved under the plan; (ii) a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award; (iii) an extension of the original stock option expiry date; (iv) re-introduction of non-employee directors as being eligible for new award grants under the plans; and (v) a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes; except where the amendment results from any adjustment made pursuant to the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments and any other items that in the future might require shareholder approval under applicable law, the Board of Directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments).
Under the Legacy Plans, the Board of Directors may make changes unless the plan requires shareholder approval for specific items outlined in the plan or unless shareholder approval is required by law.

Were any amendments made to the stock option plans in the last fiscal year?
Yes. Shareholder approval was required and received at the March 29, 2007 Annual General Meeting for two amendments to the stock option plans: (i) a new amending procedure specifies which future amendments require shareholder approval, described above; and (ii) an extension of a stock options’ expiry date, up to one year from the original expiry date, if the stock option would otherwise expire during a restricted trading period. No amendments were made to any of the Legacy Plans.

Does the Bank provide any financial assistance to participants to purchase shares under the stock option plans?
Yes. The Bank offers to all Canadian employees an employee banking benefit that may be used to purchase shares under the plans and to achieve share ownership requirements. The benefit is in the form of a demand loan for the purchase of Bank common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on Bank common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to Named Executive Officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options are on market terms and conditions. No financial assistance is available for the exercise of stock options under the Legacy Plans.

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GUIDELINES ON STOCK OPTION OVERHANG, DILUTION AND BURN RATE
The following table summarizes the total number of stock options granted to eligible executives each December as part of the Bank’s year-end process.

Year	# of Stock Options Granted	# of Participants
2007	1,970,788	287

2006	1,543,672	245

2005	1,889,628	240

2004	2,152,760	245

2003	2,394,876	235

As of December 31, 2007, the Bank’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth converted options):

Rate	Description	Guideline	2007	2006	2005	2004	2003
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding.	10% or less of the number of shares outstanding	4.20%	4.18%	4.66%	5.76%	6.49%

Dilution	Dilution is defined as the total number of stock options outstanding divided by the total number of shares outstanding.	Targeted at 5% or less, but never to exceed 7.5% of the number of shares outstanding	2.94%	2.66%	2.91%	3.59%	4.00%

Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding.	Less than 1% of the number of shares outstanding	0.27%	0.21%	0.27%	0.33%	0.36%

As a result of the TD Banknorth privatization, 7.7 million TD Banknorth stock options were converted into 4.1 million TD Bank stock options using the exchange ratio set out in the merger agreement. The fair value of the converted options that were vested was $52 million on the conversion date, which was recorded in contributed surplus and was part of the purchase consideration.

TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted and were paid out in cash based on their intrinsic value of $7 million on the conversion date. The value was part of the purchase consideration. For more information on the conversion of TD Banknorth stock options to TD Bank stock options, please see note 15 in the Bank’s 2007 Annual Report.

CHANGE OF CONTROL
The impact on executive compensation in the event of a change of control is outlined below.

Definition of Change of Control	A change of control occurs when: (i) Outstanding voting shares of the Bank represent less than 50 percent of the combined voting power of the new entity; or

(ii) There is, or is expected to be a change of 50 percent or more of the directors of the Bank; or
(iii) The Board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Trigger Events	To have an impact on executive compensation, a change of control must involve both:
(i) A transaction that is deemed to be a change of control; and
(ii) A loss of job within 24 months following the transaction.

Impact on Executive Compensation	Under the Bank’s equity compensation plans(1), if a participant is terminated without cause within 24 months following a change of control:
(i) All stock options will vest immediately upon termination and remain exercisable for 90 days following termination;
(ii) Subject to the Bank’s conduct provisions, Restricted Share Units and Performance Share Units will continue to vest and be paid out at the original maturity date;
(iii) Unvested Vesting Share Units will become vested and be redeemable upon termination; and
(iv) Deferred Share Units will be redeemable upon termination.

Note:

(1)	Outstanding stock options under the Legacy Plans were immediately vested as a result of the TD Banknorth privatization. Such stock options continue under the terms and conditions of the Legacy Plans.

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CORPORATE PERFORMANCE AND COMPENSATION
When approving the overall annual incentive funding levels for 2007, the Committee considered a 24% growth rate in adjusted net income, as well as a number of other performance indicators as disclosed in the following chart. Based on this performance, the Committee approved a total annual incentive pool that was lower than 2006 due to fewer senior executives, that resulted in an average increase of 8% including increases for those who were promoted through the year.

The performance indicators below are linked to executive compensation as follows:

•	Meeting or failing to meet the targets of the performance indicators has an affect on the overall funding levels of the Bank’s various compensation plans (through the management and/or Committee review);

•	The performance objectives of all executives are aligned with one or more of the performance indicators; and

•	The determination of the CEO’s annual compensation is linked to the Bank’s overall results as measured by the performance indicators.

Met
2007 Performance Indicators	Target	2007 TD Bank Results(1)
Financial
• Deliver above peer average total shareholder return	✓	• 13% vs. peer average of 10.7%
• Grow earnings per share by 7% to 10%	✓	• 23% EPS growth
• Deliver above peer average return on risk-weighted assets	✓	• 2.80% vs peer average of 2.09%

Business operations
• Grow revenue faster than expenses	✓	• Revenue growth exceeded expense growth by over 4%
• Invest in core businesses to improve efficiency and effectiveness	✓	• Non-Interest expenses increased due to investments in customer-facing roles and decreased where we exited certain Wholesale Banking businesses.

Customer
• Focus on improving Customer Experience (CEI) score	✓	• Total corporate composite score: 23.5. Represents the net percentage of customers who are TD brand advocates.
• Invest in core businesses to enhance the customer experience	✓	• Ongoing investment in customer facing areas to further our leading position in branch hours; branch openings; and number of wealth advisors.
• Grow the percentage of employees in customer-facing roles	✓	• Up 1.23% to 68.13% vs. 2006

Employee
• Improve the employee engagement score year-over-year	✓	• 4.14 in Fall 2007 vs. 4.12 in Fall 2006
• Enhance the employee experience by:
– Listening to our employees	✓	• We regularly and systematically ask employees for their ideas on how to make TD a great place to work.
– Building employment diversity	✓	• 86% of employees who participated in our Diversity Inclusiveness survey told us they felt TD is an inclusive work environment.
– Providing a healthy, safe and flexible work environment	✓	• TD promotes employee well-being through flexible work choices and a positive, healthy and safe environment.
– Providing competitive pay, benefits and performance-based compensation	✓	• Invested over $100 million in our people through compensation and benefit plan improvements.
– Investing in training and development	✓	• $68 million invested, up 11% vs. 2006

Community
• Donate minimum of 1% of domestic pre-tax profits (five year average) to charitable and not-for-profit organizations	✓	• 1.3% or $32.6 million in donations
• Make positive contributions by:
– Supporting employees’ community involvement and fundraising efforts	✓	• $220,500 in employee volunteer grants
– Promoting children’s health, literacy and education	✓	• $10.5 million donated
• Published Call to Action Literacy Report
– Protecting and preserve the environment	✓	• Launched Environmental Management Framework
• Adopted Equator Principles
• The TD Friends of the Environment Foundation contributed over $3 million to more than 830 local environmental initiatives in 2007.

Note:

(1)	Performance indicators that include an earnings component are based on the Bank’s full year adjusted earnings as explained in “How the Bank Reports” on page 14 of the 2007 Annual Report. The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes “adjusted earnings (i.e., reported results excluding “items of note”, net of tax) to assess each of its businesses and measure overall performance. Adjusted earnings and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See page 15 of the 2007 Annual Report for a reconciliation of non-GAAP measures. See page 9 of the 2007 Annual Report for additional information on the performance indicators and results.

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CEO PERFORMANCE AND COMPENSATION
The Committee primarily considered the following factors in determining Mr. Clark’s annual incentive and equity compensation:

•	The Bank’s overall results for fiscal year 2007, as shown above;

•	Mr. Clark’s individual performance;

•	The compensation awarded to other chief executives in the peer groups; and

•	The Bank’s compensation strategy and philosophy.

In evaluating Mr. Clark’s individual performance, the Committee considered Mr. Clark’s performance against a number of key milestones that were agreed to between the CEO and the Board early in the year. Milestones represent key areas of strategic focus for the CEO, many of which are multi-year and critical to the Bank’s delivery of sustained long-term value to shareholders.

For 2007, the milestones and performance against these milestones are provided in the table below.

Met
2007 Objective	Objective	2007 Performance Results
Canadian Retail Operations:
• Sustain strong growth momentum	✓	• Sustained strong growth momentum resulting in fifth consecutive year of double digit earnings growth
• Maintain customer experience leadership	✓	• Achieved external recognition once again as an industry leader in customer service excellence with distinctions that included the following:
– Rated # 1 for “Overall quality of customer service” among Canada’s five major banks by an independent market research firm, Synovate, for the third year in a row
– Ranked highest in overall customer satisfaction among the big-five Canadian banks for the second consecutive year by J.D. Power and Associates
– Named “Best Consumer Internet Bank in Canada” for the fourth year by Global Finance, an international financial magazine

U.S. Strategy:
• U.S. Personal and Commercial Banking	✓	• Privatization transaction completed in April 2007 where the Bank acquired 100% ownership interest in TD Banknorth
	✓	• Continued focus on organic revenue growth and controlling costs
• TD Ameritrade	✓	• TD Ameritrade produced record earnings for its fifth year in a row
	✓	• Successfully transitioned former TD Waterhouse USA clients to TD Ameritrade platform

Wholesale Bank:
Solidify “Top 3” dealer position	✓	• Solidified the position as a “Top 3” dealer in Canada, delivered great trading results and produced near record earnings

Investor Relations:
Increase awareness of TD in the US	Partially	• Continued efforts to enhance relationships with investors show that US investors are more optimistic about privatization of TD Banknorth

Total Direct Compensation
Mr. Clark’s total direct compensation, which is the sum of his base salary, annual incentive, and equity compensation for 2007 is $13,500,230, which is positioned above the Canadian competitor peer group (as defined under the “Competitive Market Review” section) in recognition of his performance. The Committee concluded that Mr. Clark led the Bank to strong results in 2007, has positioned the Bank well for delivery of longer term value for shareholders, and therefore, the compensation above the market median level was determined to be appropriate.

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Compensation Component	Comments
Base Salary	The Committee reviewed Mr. Clark’s base salary against the peer group and determined for 2008 that no adjustment was required. Mr. Clark’s base salary of $1,500,000, which was effective January 2006, is positioned above the median of the peer groups.

Annual Incentive	In determining Mr. Clark’s annual incentive, the Committee took into consideration the strong performance in a number of key areas as highlighted above. The annual incentive for Mr. Clark, based on overall Bank results (85% based on Net Income After Tax growth and 15% based on Customer Experience Index, both compared to pre-determined targets) and progress against his strategic milestones, was calculated to be $3,762,500 representing $262,500 above his target annual incentive of $3,500,000 based upon performance objectives vs. targets. The Committee considered the achievement of key long term milestones, the Bank’s overall performance in 2007 including the execution of a lower risk strategy, the avoidance of any write offs for subprime debt, a lower risk profile in Wholesale Banking, the privatization of TD Banknorth, and the transaction to acquire Commerce Bancorp which is expected to close in early 2008. The Committee determined the final award to be $4,500,096 of which $2,250,096 was delivered as Performance Share Units and $2,250,000 was delivered in the form of cash.

Equity Compensation	The Committee views equity compensation as a key component of the CEO’s total compensation to ensure the interests of the CEO are aligned with those of shareholders. Mr. Clark’s awards of Stock Options and Performance Share Units awarded in December 2007, in respect of 2008, have a total value of $7,500,134. This award is based on the Bank’s performance under Mr. Clark’s leadership and its position to continue to deliver strong results for shareholders at lower levels of risk. The total value is determined using the face value of a Bank common share for Performance Share Units and the compensation value for Stock Options as described above under “Executive Compensation Valuation”.

THREE-YEAR COMPENSATION SUMMARY FOR CEO

W.E. Clark
President & CEO
	2007	2006	2005
	($)	($)	($)
Annualized Base Salary	1,500,000	1,483,288	1,400,000
Annual Incentive — Cash	2,250,000	1,875,000	1,750,000
Annual Incentive — Performance Share Units	2,250,096	1,875,129	1,750,085
Performance Share Units	3,750,092	3,075,074	3,075,154
Stock Options	3,750,042	3,075,021	3,075,000
Deferred Share Units	0	0	0
Total Direct Compensation	13,500,230	11,383,512	11,050,239
Annual Pension Service Cost(1)	650,000	515,000	554,000
Other Compensation(2)	90,278	98,576	132,485

Total Compensation	14,240,508	11,997,088	11,736,724

Notes:

(1)	In addition to the annual pension service cost disclosed above, the Bank was obliged to honour and continue certain pension obligations to Mr. Clark based on his agreement at CT Financial Services Inc. The incremental cost of the supplemental pension that results from the commitment made by CT Financial Services Inc. was $670,000 in 2007, $755,000 in 2006, and $516,000 in 2005.

(2)	Other compensation includes perquisites and premiums for employer paid term life insurance as outlined in the “Summary Compensation Table” under the columns “Other Annual Compensation” and “All Other Compensation”.

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THREE-YEAR COMPENSATION SUMMARY FOR REMAINING NAMED EXECUTIVE OFFICERS

R.E. Dorrance
Group Head, Wholesale Banking and Chairman, CEO & President, TD Securities
	2007	2006	2005
	($)	($)	($)
Annualized Base Salary	500,000	500,000	500,000
Annual Incentive — Cash	3,250,000	2,625,000	1,501,250
Annual Incentive — Performance Share Units	1,000,135	875,073	0
Performance Share Units	2,800,171	1,800,019	1,750,085
Stock Options	1,700,042	1,700,020	1,750,010
Deferred Share Units	0	0	498,750
Total Direct Compensation	9,250,348	7,500,112	6,000,095
Annual Pension Service Cost	N/A	N/A	N/A
Other Compensation(1)	875	895	933

Total Compensation	9,251,223	7,501,007	6,001,028

C.M. Johnston(2)
Group Head, Finance & CFO
	2007	2006
	($)	($)
Annualized Base Salary	391,644	341,644
Annual Incentive — Cash	650,000	600,000
Annual Incentive — Performance Share Units	200,027	200,092
Performance Share Units	750,101	700,018
Stock Options	650,045	600,043
Deferred Share Units	0	0
Total Direct Compensation	2,641,817	2,441,797
Annual Pension Service Cost	213,544	194,488
Other Compensation(1)	12,780	14,670

Total Compensation	2,868,141	2,650,955

B. Dorval
Group Head, Business Banking & Insurance and Co-Chair, TD Canada Trust
	2007	2006	2005
	($)	($)	($)
Annualized Base Salary	500,000	491,644	441,823
Annual Incentive — Cash	1,200,000	1,125,000	1,051,125
Annual Incentive — Performance Share Units	400,054	375,147	0
Performance Share Units	1,000,135	1,200,147	850,031
Stock Options	900,015	800,017	850,056
Deferred Share Units	0	0	348,875
Total Direct Compensation	4,000,204	3,991,955	3,541,910
Annual Pension Service Cost	208,209	192,959	135,377
Other Compensation(1)	875	13,851	823

Total Compensation	4,209,288	4,198,765	3,678,110

B.B. Masrani
Group Head, U.S. Personal and Commercial Banking and President & CEO TD Banknorth Inc.(3)
	2007	2006	2005
	(U.S. $)(4)	($)(4)(5)	($)
Annualized Base Salary	500,000	491,644	441,644
Annual Incentive — Cash	1,075,000	975,000	716,575
Annual Incentive — Performance Share Units	325,041	325,073	0
Performance Share Units	3,652,008	0	800,008
Stock Options	2,408,246	0	1,200,035
Deferred Share Units	0	0	2,383,425
Total Direct Compensation	7,960,295	1,791,717	5,541,687
Annual Pension Service Cost	170,000	142,502	112,311
Other Compensation(1)	93,543	23,271	822

Total Compensation	8,223,838	1,965,490	5,654,820

Notes to the Three-Year Compensation Summaries For Remaining Named Executive Officers:

(1)	Other compensation includes perquisites and premiums for employer-paid term life insurance as outlined in the “Summary Compensation Table” under the columns “Other Annual Compensation” and “All Other Compensation”.

(2)	Ms. Johnston assumed the position of Chief Financial Officer and became an executive officer of the Bank on November 1, 2005.

30  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

(3)	Mr. Masrani was appointed as President, TD Banknorth on November 6, 2006. On November 18, 2006, the TD Banknorth Special Committee issued the invitation to the Bank to submit a formal proposal for the privatization of TD Banknorth. On March 1, 2007, Mr. Masrani was appointed CEO, TD Banknorth. On April 20, 2007, TD Banknorth became a wholly owned subsidiary of The Toronto-Dominion Bank.

(4)	Mr. Masrani was eligible to receive a U.S.$2,117,128, annual equity grant in January 2007 consistent with equity grants made to other eligible TD Banknorth executives. The award was deferred until such time that all matters related to the privatization of TD Banknorth were concluded. In December 2007, Mr. Masrani was granted (i) U.S.$2,117,128 in equity in respect of fiscal 2007, consisting of U.S.$846,858 in Bank Stock Options and U.S.$1,270,270, in Performance Share Units, (ii) an additional U.S.$529,267 in Performance Share Units in recognition of his increased responsibilities as CEO, TD Banknorth assumed as of March 1, 2007, and (iii) U.S.$3,175,679 in equity in respect of fiscal 2008, consisting of U.S.$1,561,388 in Bank Stock Options and U.S.$1,852,471 in Performance Share Units.

(5)	In 2006, The Performance Share Units represent the portion of annual incentive delivered in the form of Performance Share Units.

EXECUTIVE COMPENSATION

The disclosure of executive compensation as outlined previously under “CEO Performance and Compensation” and “Three-Year Compensation Summary for Remaining Named Executive Officers” is presented for greater clarity and ease of understanding. The following is prescribed disclosure under applicable regulation.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Mid/Long-Term Compensation
								Awards					Payouts
								Securities	Shares or Units Subject to
								Under	Resale Restrictions(3)
								Options/	($)
						Other Annual		SARs						All Other
Name and		Fiscal Salary		Bonus		Compensation(1)		Granted(2)	Performance		Deferred		LTIP Payouts	Compensation(5)
Principal Position	Year	($)		($)		($)		(#)	Share Units(4)		Share Units		($)	($)
W.E. Clark	2007		$1,500,000		$2,250,000		$64,666	245,732		$6,000,188	0		—		$25,612
President & CEO	2006		$1,483,288		$1,875,000		$75,174	198,304		$4,950,203	0		—		$23,402
	2005		$1,400,000		$1,750,000		$111,239	213,472		$4,825,239	0		—		$21,246

R.E. Dorrance	2007		$500,000		$3,250,000		—	111,400		$3,800,306	0		—		$875
Group Head,	2006		$500,000		$2,625,000		—	109,632		$2,675,092	0		—		$895
Wholesale Banking and Chairman, CEO & President, TD Securities	2005		$500,000		$1,501,250		—	121,488		$1,750,085	$498,750		—		$933

C.M. Johnston	2007		$391,644		$650,000		$12,097	42,596		$950,128	0		—		$683
Group Head, Finance & CFO	2006		$341,644		$600,000		$14,065	38,696		$900,110	0		—		$605

B. Dorval	2007		$500,000		$1,200,000		—	58,976		$1,400,189	0		—		$875
Group Head,	2006		$491,644		$1,125,000		$12,977	51,592		$1,575,294	0		—		$874
Business Banking & Insurance and Co-Chair, TD Canada Trust	2005		$441,823		$1,051,125		—	59,012		$850,031	$348,875		—		$823

B.B. Masrani	2007	U.S.$	500,000	U.S.$	1,075,000	U.S.$	77,865	149,052	U.S.$	3,977,049	0		—	U.S.$	15,678	(7)
Group Head, U.S. Personal	2006		$491,644		$975,000		$22,373	0		$325,073	0		—		$898
and Commercial Banking and President & CEO TD Banknorth Inc.	2005		$441,644		$716,575		—	83,308		$800,008	$2,383,425	(6)	—		$822

Notes to the Summary Compensation Table:

(1)	The Bank has chosen to report perquisites for each Named Executive Officer in the column above unless the aggregate value is less than $10,000, not $50,000 as required. In 2007, the amounts for Mr. Clark and Ms. Johnston include transportation services totaling $48,632 ($42,520 for corporate aircraft), and $10,555, respectively. The amount for Mr. Masrani includes housing expense totaling US$ 35,398. In 2006, the amounts for Messrs. Clark, Dorval, Masrani and Ms. Johnston include transportation services totaling $57,473 ($52,393 for corporate aircraft), $12,977, $14,957, and $14,065, respectively. The amount for Mr. Clark also includes club membership fees totaling $16,320. In 2005, the amount for Mr. Clark includes club memberships totaling $26,321 and transportation services totaling $84,517 ($64,246 for corporate aircraft). For all years, the value of perquisites and benefits for Mr. Dorrance is less than $10,000. In 2007 and 2005, the value of perquisites for Mr. Dorval is less than $10,000. In 2005, the value of perquisites for Mr. Masrani is less than $10,000.

(2)	The units are for Bank stock options, which are granted based on their fair value.

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(3)	The numbers in the chart above show the value at the date of grant. The total holdings and value of all share units for all Named Executive Officers as at December 31, 2007 are as follows:

	PSU		DSU/VSU		Total
	# Initial	Value on		Value on		Value on
Name	Units	Dec. 31, 2007	# Units	Dec. 31, 2007	# Units	Dec. 31, 2007
W.E. Clark	241,689	$16,797,386	494,050	$34,336,459	735,739	$51,133,845

R.E. Dorrance	124,308	$8,639,406	39,328	$2,733,311	163,636	$11,372,717

C.M. Johnston	37,245	$2,588,528	28,054	$1,949,783	65,299	$4,538,311

B. Dorval	58,008	$4,031,556	45,839	$3,185,831	103,847	$7,217,387

B.B. Masrani	72,810	$5,060,295	91,925	$6,388,798	164,735	$11,449,093

The values above are calculated for purposes of this chart using the December 31, 2007 TSX closing price for Bank common shares, which was $69.50.

(4)	Includes the portion of annual incentive delivered in the form of Performance Share Units.

(5)	All figures in this column reflect the premiums and applicable provincial sales taxes paid by the Bank for term life insurance for each Named Executive Officer, including additional term life insurance coverage paid by the Bank for Mr. Clark under the terms of his employment agreement.

(6)	Includes Vesting Share Units that were granted to Mr. Masrani in December 2005 with a five-year vesting provision and a face value of $2,000,000.

(7)	Includes matching contributions by TD Banknorth pursuant to their 401(k) Plan.

STOCK OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR

		% of Total
		Stock		Market Value of
		Options/SARs		Securities Underlying
	Securities	Granted to		Stock
	Under Stock	Employees in	Exercise or	Options/SARs on the
	Options/SARs	the	Base Price	Date of Grant	Expiration
Name	Granted(1)	Calendar Year	($/Security)	($/Security)	Date of Grants
W.E. Clark	245,732	12.5%	$72.67	$72.67	December 10, 2014

R.E. Dorrance	111,400	5.7%	$72.67	$72.67	December 10, 2014

C.M. Johnston	42,596	2.2%	$72.67	$72.67	December 10, 2014

B. Dorval	58,976	3.0%	$72.67	$72.67	December 10, 2014

B.B. Masrani	14,716	0.7%	$72.81	$72.81	December 14, 2014
	134,336	6.8%	$72.67	$72.67	December 10, 2014

Note:

(1)	Stock Options were granted on December 10, 2007 and December 14, 2007 for Bank common shares. Details on vesting and grant date valuation are outlined in the “Executive Total Compensation Components” and “Executive Compensation Valuation” sections.

TOTAL STOCK OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR AND CALENDAR YEAR-END STOCK OPTION/SAR VALUES

			Unexercised		Value of Unexercised
			Stock Options/SARs		in-the-Money Stock Options/SARS
	Securities	Total	at Calendar Year-End		at Calendar Year-End(1)
	Acquired on	Value	(#)		($)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
W.E. Clark	0	0	2,294,883	561,049	67,427,522	2,524,257

R.E. Dorrance	0	0	584,337	288,431	15,145,466	1,431,545

C.M. Johnston	0	0	59,701	102,179	804,471	453,448

B. Dorval	0	0	359,227	143,235	9,827,697	682,986

B.B. Masrani	0	0	241,945	210,171	6,110,813	786,126

Note:

(1)	Closing price on the TSX on December 31, 2007 of Bank common shares was $69.50.

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SHARE OWNERSHIP REQUIREMENTS
The Bank’s share ownership requirements as outlined below are designed to align the interests of the Bank’s executives with shareholders and are among the highest in the market. In addition, the CEO is required to maintain the share ownership requirement for two years following retirement. Group Heads, Deputy Chairs, and Executive Vice Presidents, must maintain their share ownership requirement for one year following retirement. This is to ensure executives are focused on proper succession and leave the Bank stronger following their retirement.

TD Bank Title	Share Ownership Requirement (SOR)	Years to Meet SOR
President and Chief Executive Officer	10× Base Salary	3

Group Head, Deputy Chair	6× Base Salary	3

Executive Vice President	6× Base Salary	3

Senior Vice President	2× Base Salary	5

Vice President	1.5× Base Salary	5

Wholesale Banking Title	Share Ownership Requirement (SOR)	Years to Meet SOR
Executive Vice President and above (Wholesale Banking)	1 × Target Total Compensation	3

President (TD Asset Management)	4× Base Salary	5

Vice Chair (TD Securities/TD Asset Management)	4× Base Salary	5

Deputy Chair, Managing Directors (TD Securities/TD Asset Management)	2× Base Salary	5

NAMED EXECUTIVE OFFICER SHARE OWNERSHIP REQUIREMENTS AND ACTUAL SHARE OWNERSHIP AT CALENDAR YEAR END
Required and actual share ownership is outlined below for the CEO and the other Named Executive Officers. All forms of equity held by the executive count toward the share ownership requirement with the exception of stock options (vested and unvested).

	Share Ownership		Actual Share Ownership of Named Executive			Ownership
	Requirement Policy		Officers at December 31, 2007(1)			Multiple of Requirement
						Based on
						Directly Held &
			Directly Held &			Deferred	Based on
		Ownership	Deferred	Subject to	Total	Compensation	Total
Name	Title	Requirement	Compensation	Vesting	Ownership	Only	Ownership
W.E. Clark	President & CEO	10× Base Salary	$30,510,922	$20,993,219	$51,504,141	20.3	34.3

R.E. Dorrance	Group Head, Wholesale Banking, and Chairman, CEO & President, TD Securities	1× Target Total Direct Compensation	$15,572,811	$8,639,406	$24,212,217	2.1	3.2

C.M. Johnston	Group Head, Finance & CFO	6× Base Salary	$2,036,588	$2,588,528	$4,625,116	5.1	11.6

B. Dorval	Group Head, Business Banking & Insurance and Co-Chair, TD Canada Trust		$4,686,614	$4,031,556	$8,718,170	9.4	17.4

B.B. Masrani	Group Head, U.S. Personal and Commercial Banking and President & CEO TD Banknorth Inc.		$6,498,674	$7,536,737	$14,035,411	13.1	28.3

Note:

(1)	The December 31, 2007 TSX closing price for Bank common shares was $69.50.

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PENSION ARRANGEMENTS

PENSION ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS
TD offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The pension provides for a benefit of approximately 2% of an employee’s salary per year of plan participation, to a maximum of 35 years, inclusive of government benefits. Any pension benefit in excess of the maximum that can be paid through the registered plan is paid by TD.
In addition, certain executives of the Bank, including Ms. Johnston, Mr. Dorval and Mr. Masrani, participate in an unfunded executive plan that includes a portion of their incentive compensation. Executives who participate in this plan must comply with non-solicit and non-compete provisions to receive full payment.
Mr. Masrani also participates in the TD Banknorth qualified defined benefit retirement plan and supplemental arrangement for his period of service with TD Banknorth. Mr. Clark’s arrangements are explained under “Pension Arrangements for Mr. Clark”. Mr. Dorrance does not participate in any TD pension plans.
In 2007, changes were made to the executive plan. These changes include an increase in the maximum pensionable service to 35 years (previously 30 years for the most senior executives) and pensionable earnings determined as the average of the best five consecutive years of earnings in the last ten years of plan membership (previously based on the last five years only) to be consistent with other TD pension plans.
The maximum contributions required by executives will be increased significantly over a two year period from the current level of $3,500 to the Income Tax Maximum in 2009 ($15,980 in 2009). All of the Named Executive Officers will pay contributions at the maximum level.
The total executive pension payable from all sources, including government benefits, is determined based on the following plan provisions:

Provision	Detail

Pension Formula	2% of final average earnings per year of service (maximum of 35 years).

Final Average Earnings	The average of the best consecutive five years of salary and incentive compensation payments (to a maximum of 120% of salary at the end of the fiscal year) in the last ten years prior to retirement.

Retirement Age	Pensions are payable for life commencing at age 63.

Reduction for Early Pension Commencement	Pensions are reduced on an actuarially equivalent basis if payments commence before age 62.

Form of Pension	Pension payments are made for the life of the executive. 50% of the pension amount continues to the surviving spouse on the death of the executive. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to $1,000,000 (including all TD plans, Canada/Quebec Pension Plan).

The following table shows the annual pension payable at age 63 for participants for the specified earnings and years of service. The pensions shown are inclusive of benefits from the TD plans and the Canada and Quebec Pension Plans, and are based on the assumption that the participant has the same years of service in all plans.

PENSION PLAN TABLE
This table shows the annual benefits payable at age 63 for the various earnings and service combinations shown.

Final Average	Years of Service
Earnings	15	20	25	30	35
$ 500,000	$150,000	$200,000	$250,000	$300,000	$350,000

$ 750,000	$225,000	$300,000	$375,000	$450,000	$525,000

$1,000,000	$300,000	$400,000	$500,000	$600,000	$700,000

$1,250,000	$375,000	$500,000	$625,000	$750,000	$875,000

$1,500,000	$450,000	$600,000	$750,000	$900,000	$1,000,000

$1,750,000	$525,000	$700,000	$875,000	$1,000,000	$1,000,000

$2,000,000	$600,000	$800,000	$1,000,000	$1,000,000	$1,000,000

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PENSION ARRANGEMENTS FOR MR. CLARK
Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that varies based on Mr. Clark’s age when he leaves the Bank. Mr. Clark’s estimated pension consists of a supplemental pension determined as if Mr. Clark was a participant in TD’s executive pension, as described above (the “TD Pension Arrangement”); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the “CT Pension Arrangement”); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity, as described in the section entitled “Employment Arrangements for Mr. Clark”.
Mr. Clark’s pension is inclusive of all benefits from pension plans that he participates in as a result of his employment with TD and the Canada Trustco Mortgage Company. Pension benefits are payable for life, and continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the Named Executive Officers from October 31, 2006 to October 31, 2007, including the annual pension service cost for the 2007 fiscal year.

	Years of Service		Annual Pension Payable
					Accrued		Other	Accrued
		Normal		Normal	Obligation		Change in	Obligation
	October 31,	Retirement	October 31,	Retirement	at October 31,	2007 Service	Obligation	at October 31,
Name	2007(1)	Age	2007	Age(2)	2006(3)(4)	Cost(3)(4)	in 2007(5)	2007(3)
W.E. Clark
– TD pension arrangement	16.0	19.0	$1,000,000	$1,000,000	$10,650,000	$650,000	$(380,000)	$10,920,000
– CT pension arrangement	16.0	19.0	$517,200	$818,000	$9,155,000	$670,000	$1,100,000	$10,925,000
– Other CT compensation	N/A	N/A	$557,000	$670,500	$7,613,000	$0	$409,000	$8,022,000

C.M. Johnston(6)	12.5	32.41	$162,100	$526,900	$1,125,300	$213,500	$290,100	$1,628,900

B. Dorval(7)	12.41	20.58	$228,800	$434,300	$2,248,300	$208,200	$16,300	$2,472,800

B.B. Masrani(8)
– Canadian and UK service	19.34	19.34	$360,800	$415,300	$3,774,900	$0	$(2,700)	$3,772,200
– US service	1.33	14.74	U.S.$33,000	U.S.$460,000	U.S.$28,000	U.S.$170,000	U.S.$(3,000)	U.S.$195,000

Notes:

(1)	Represents credited service for the Named Executive Officer’s executive plan, which provide the majority of the pension benefit. Credited service for the TD registered plan is 3.5 years for Ms. Johnston, 4.9 years for Mr. Dorval, and 6.2 years for Mr. Masrani. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 1.33 years.

(2)	The estimated pension amounts at normal retirement age are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to normal retirement age. Canada and Quebec Pension Plan amounts are excluded.

(3)	The value of the projected pension accrued for service during the reporting period (service cost) and to the end of the reporting period (accrued obligation) includes the cost of amounts payable from all TD plans in which the Named Executive Officer participates.

(4)	For Mr. Clark’s, Mr. Dorval’s, Ms. Johnston’s and Mr. Masrani’s Canadian service, values were determined using the same actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 16 of the 2007 consolidated financial statements of the Bank and for Mr. Masrani’s U.S. service, disclosed in Note 26 to the Consolidated Financial Statements of TD Banknorth Inc. included in Item 8 of its Form 10-K Annual Report for the year ended December 31, 2006, filed with the SEC on February 28, 2007.

(5)	Other changes in the obligation in 2007 include the impact of any difference between actual and assumed compensation, promotions, plan amendments, amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(6)	For the purpose of determining her supplemental pension, at hire, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first ten years of service, under a special arrangement.

(7)	In addition to the annual estimated pension above, Mr. Dorval is entitled to the value of his defined contribution pension plan account under the registered pension plan of the Canada Trustco Mortgage Company for his service prior to August 19, 2002, which had a value of $132,362 at October 31, 2007.

(8)	For Mr. Masrani’s Canadian and U.K. service, he is entitled to benefits from the Canadian plan, as described above. Mr. Masrani’s U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada exchange rate on October 31, 2007 (C$1.97 = £1.00). His Canadian and U.K. pension benefit shown above is inclusive of his UK defined contribution plan account balance. Mr. Masrani’s U.S. benefit has been calculated effective October 31, 2007 to align with the Bank’s reporting period. For his U.S. service, Mr. Masrani will receive the greater of the pension payable from the Canadian plan described above and the pension payable from the TD Banknorth qualified defined benefit plan and supplemental arrangement. Mr. Masrani’s U.S. pension amount excludes the value of his account under the qualified TD Banknorth 401(k) plan, which had a value of U.S.$57,244 at October 31, 2007.

The estimated annual pension amounts, service cost and accrued benefit obligations for the Named Executive Officers are estimated amounts based on assumptions, which represent contractual entitlements that may change over time, and may not be comparable to similar amounts provided by other issuers.

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EMPLOYMENT ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

EMPLOYMENT ARRANGEMENTS FOR MR. CLARK
Mr. Clark’s current employment agreement with the Bank took effect as of December 20, 2004. This agreement has three components:

1.	170,000 Deferred Share Units which in part replace a Term Certain Annuity agreed to under his original employment agreement when he joined the Bank in 2000. The Term Certain Annuity was provided to honour a previous commitment made by CT Financial Services Inc. Unlike the Term Certain Annuity, which provided guaranteed growth in value, the Deferred Share Units, whose value is dependant on the Bank’s financial performance, are designed to reproduce the value of the Term Certain Annuity if the Bank has earned a 10% annual compounded total shareholder return by the time Mr. Clark reaches age 63. This clearly aligns this component of his compensation with the interests of the Bank’s shareholders. The Deferred Share Units vest as follows: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; 88% effective June 1, 2009; and 100% effective June 1, 2010, the year in which Mr. Clark turns age 63.

2.	An additional pension equivalent to the value of the portion of the Term Certain Annuity that had accrued to Mr. Clark at October 10, 2004. It is payable at age 63. This additional pension is included in the “Pension Arrangements for Mr. Clark” section above.

3.	A termination without cause arrangement that will provide him with the following benefits:

a.	Severance, consisting of total cash (composed of base salary and annual incentive) for the lesser of 30 months or the time remaining until he reaches age 63. The annual incentive component will be calculated as the greater of his prior three-year average annual incentive amount paid or the target annual incentive at the date of termination.
b.	Supplemental pension amounts described under “Pension Arrangements for Mr. Clark”.
c.	The vested amount of the 170,000 deferred share units described above.

Mr. Clark’s agreement requires him to honour non-competition and non-solicitation covenants, or risk the reduction or, in certain cases, forfeiture, of the amounts otherwise payable under this agreement.

EMPLOYMENT ARRANGEMENTS FOR MS. JOHNSTON
Upon termination without cause, Ms. Johnston’s employment arrangements with the Bank entitle her to a severance consisting of:

1.	24 months of base salary and annual incentive. The annual incentive is determined using an average of the previous three year actual annual incentive received.

2.	Pro-rata annual incentive reflecting the percentage of year worked should termination occur mid year.

EMPLOYMENT ARRANGEMENTS FOR MR. DORVAL
Upon resignation, retirement or termination, Mr. Dorval’s employment arrangements with the Bank entitle him to:

1.	A lump sum payment of $120,000. This continues a pre-existing arrangement he had when employed by CT Financial Services Inc.

2.	Payment of a Term Certain Annuity based on an escalating amount determined by the date he leaves the Bank. At February 1, 2007, the annual Term Certain Annuity was $230,000. It increases by 3.39% for each year from February 1, 2007 until the date he stops working for the Bank. Payments begin on the first of the month following the date his employment ends and are payable for a guaranteed 15 years.

36  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation paid or awarded to the Named Executive Officers of the Bank, as disclosed in the three-year compensation summary tables, as a percentage of the adjusted net income available to common shareholders and of market capitalization.

	2007(1)	2006	2005
Total NEO Compensation (millions)	$35.84	$30.13	$31.91

Adjusted Net Income Available to Common Shareholders (millions)	$4,169	$3,354	$2,861

Cost of Management Ratio (based on Adjusted Net Income Available to Common Shareholders)	0.86%	0.90%	1.12%

Market Capitalization as at October 31 (millions)	$51,216	$46,704	$39,648

Cost of Management Ratio (based on Market Capitalization)	0.07%	0.06%	0.08%

Note:

(1)	Total Named Executive Officer compensation includes the total compensation as disclosed in the three-year compensation summary tables for the CEO and the other Named Executive Officers, with the exception of Mr. Masrani’s January 2007 deferred equity grant of U.S.$2,117,128 and the equity grant in recognition of his increased responsibilities as CEO, TD Banknorth of U.S.$529,267, which was excluded from the total for this calculation. The exchange rate used to convert Mr. Masrani’s total compensation into Canadian dollars was the Bank of Canada exchange rate on October 31, 2007 (C$0.94 = U.S.$1.00).

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON

The following graph assumes that $100 was invested on October 31, 2002 in Bank common shares, the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks, respectively.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS(1)

Note:

(1)	With dividends reinvested at the price determined by the Bank pursuant to the Bank’s Dividend Reinvestment Plan.

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND
OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the Bank. In addition, none of the Bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the Bank in the last year.
The Bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the Bank’s Code of Conduct and Ethics, all employees, officers and directors must timely disclose to their manager or the Board, as the case may be, any direct or indirect interest they have in a material contract or transaction or proposed material contract or transaction involving the Bank in which they may have some influence or perceived interest. The Bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices in this circular. Under the Bank Act and its charter, the Audit Committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The Audit Committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party, to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for Bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Bank has purchased, at its expense, a blended insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the Bank and its subsidiaries. This part of the policy has a dedicated policy limit of $300,000,000 per claim and in the aggregate for the 12 months ending May 1, 2008. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $735,000.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

38  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been made by holders of shares of the Bank for consideration at the meeting. Proposal A was submitted by Meritas Mutual Funds c/o SHARE Shareholder Association for Research and Education of Suite 702, 1166 Alberni Street, Vancouver, British Columbia V6B 3Z3 and Proposals B, C, D and E were submitted by Mr. J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 (Tel.: 519-574-0252; Email: bobverdun@rogers.com). Proposals F, G, H, I, J, K, L, M and N were submitted by Mouvement d’éducation et de défense des actionnaires of 82, rue Sherbrooke Ouest, Montréal, Québec H2X 1X3. Proposal O was submitted by the Carpenters’ Local 27 Benefit Trust Funds c/o Office of Trust Fund: Manion, Wilkins & Associates Ltd. of 230 Norseman Street, Etobicoke, Ontario M8Z 6A2. The Board of Directors opposes these proposals for the reasons set out after each of them.

Proposal A:  Advisory vote on executive compensation. RESOLVED, that shareholders of The Toronto-Dominion Bank urge the board of directors to adopt a policy that The Toronto-Dominion Bank’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by The Toronto-Dominion Bank’s management, to ratify the report of the Management Resources Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

Shareholder’s Statement:  Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.

Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.

For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.

Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.

An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.1

The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board has certain decision-making duties pursuant to the legal framework governing banks in Canada, which include setting executive compensation. The Bank’s industry leading compensation practices are set by our independent Management Resources Committee working with an independent consultant. In fact, the Bank’s 2007 proxy circular was cited as an example of best practices by the Canadian Coalition for Good Governance with respect to the linkage of executive compensation and performance in the Coalition’s publication “Best Practices in Compensation Disclosure 2007”.

The Bank is also committed to proactive, open and responsive communications with shareholders. For example, institutional investors, including the Ontario Teachers’ Pension Plan, were involved in discussions with the Bank that led to a reduction in the use of stock options in favour of performance share units. The Board believes that our current shareholder communication

1    Stephen Davis, “Does ’Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007 p.10.

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practices are essential to our success and fulfill the objective of the shareholder’s proposal by providing shareholders with means to express their views.

Regulations relating to executive compensation disclosure are continuing to change and governance standards continue to evolve. In the current environment, it is our view that there is an appropriate balance between open communication with shareholders which takes into account their views, and maintaining the accountability of the Board. We believe that a shareholder ratification vote would inappropriately tip this balance. A non-binding vote of the nature proposed could be seen as a lessening of the Board’s accountability for executive compensation, and therefore we think the shareholder’s proposal is not in the best interests of the Bank or its shareholders.

Further, we believe proactive engagement with shareholders is more effective than an advisory vote at the annual meeting. An advisory vote could only express approval or disproval on the entirety of the Committee’s report to shareholders. This approach could not communicate meaningful or specific criticism that could be used by the Committee to address shareholder concerns in a timely manner. A say-on-pay approach may require the Committee to speculate about shareholder concerns and could be counterproductive if the directors were to misinterpret the results of such a vote.

Note: The Bank is required by the Bank Act to include the following shareholder statements in this management proxy circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein. The Bank has not independently verified any of the facts alleged in the shareholder’s statements.

Proposal B:  Directors must put shareholders’ interests first. In choosing candidates for Director, this Bank’s nominating committee must give first priority to the nominees’ ability to effectively represent the interests of shareholders.

Shareholder’s Statement:  Excessive compensation of senior executives is the greatest single concern of shareholders, and there is widespread evidence that many bank Directors are too close to the senior executives to be able to make objective decisions. A glaring example of inappropriate compensation occurred at Canadian Imperial Bank of Commerce, where the executive team headed by John Hunkin made very costly errors, but the Board of Directors allowed Mr. Hunkin to retire early with bonuses and pension benefits that would have been excessive under any circumstances, but are particularly offensive for a bank that was nearly prohibited from doing any further business in the United States following revelations of CIBC’s illegal involvement in the Enron fiasco. At the same time as CIBC was writing off $1.3-billion on its failed Amicus strategy in the U.S., and while the Enron situation was leading to its $2.4-billion payout from shareholders’ assets, the Board of CIBC was secretly awarding at least $100-million in “retirement” payouts for Mr. Hunkin and an undisclosed number of other senior executives. If these excessive payouts had been disclosed at the time they were either awarded or vested, shareholders would have demanded corrective action. Mr. Hunkin’s share of the secret fund turned out to be worth $25,719,137. His colleagues’ shares of the secret retirement fund were not properly disclosed, even though several were Named Executive Officers for whom OSC rules always require all compensation to be fully disclosed. Instead of retiring in disgrace after the $2.4-billion Enron payout, Mr. Hunkin was given a boost in his pension because his friends on the Board of Directors decided to waive the reduction in his pension that should have been applied because he had not reached the age of 61 to qualify for a full pension. The shareholders of CIBC have an “accrued obligation” of $19,382,000 for Mr. Hunkin’s pension. It is obvious that the Board of Directors of CIBC is incapable of acting objectively and effectively to protect the interests of the shareholders. To prevent a similar situation from occurring at this Bank, the nominating committee has an obligation to recruit Directors who will vigorously defend shareholders’ interests and not be personally biased toward the senior executives.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Under the Bank Act, the directors of a board are required to manage or supervise the management of the business and affairs of the bank. In doing so, they are required to act honestly and in good faith with a view to the best interests of the bank. There is no doubt that it follows from these Bank Act provisions that directors are required to effectively represent the interests of shareholders. Under the Bank’s Position Description for Directors, the directors are required to serve the long-term interests of the shareholders by supervising management and business affairs of the Bank in a manner that, among other things, meets the highest ethical and fiduciary standards and demonstrates independence from management. We therefore believe the shareholder’s proposal is unnecessary.

That said, the Board disagrees with the suggestion in the shareholder’s statement that the directors may not vigorously defend shareholders’ interests and may be personally biased towards senior executives. No director qualifies as “independent” under the Bank’s director independence policy unless the Corporate Governance Committee has determined, among other things, that the director has no direct or indirect relationships with the Bank that would make him or her personally beholden to the Bank and consequently interfere with the exercise of his or her independent judgment. The Board is composed of a majority of

40  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

independent members led by an independent Chairman with a clear mandate to provide leadership for the independent directors. All of the Board’s committees are composed solely of independent directors. With respect to executive compensation, the Management Resources Committee has retained an independent compensation advisor to provide the best possible independent advice. These measures help ensure the objectivity of our directors in carrying out their responsibilities.

Proposal C:  Re-examine executive compensation for proper disclosure. All compensation programs for senior executives in the past decade shall be re-examined to ensure that they fully complied with Ontario Securities Commission regulations.

Shareholder’s Statement:  Because of a glaring failure by the Canadian Imperial Bank of Commerce to properly disclose a “retirement” compensation plan for members of its senior executive team, it is appropriate for this Bank to re-examine its myriad plans for executive compensation to ensure that they have complied with, and continue to comply with, all applicable OSC rules. In the case of CIBC, a huge bonus pool was improperly disclosed in 2001 as a modest award of “units” that appeared on first reading to be nothing more than the type of deferred share units that are often awarded by banks to their directors and executives. Under that interpretation, then-CEO John Hunkin had been awarded 5,000 deferred share units worth approximately $250,000. However, when the total value of these “units” was finally disclosed after Mr. Hunkin took early retirement four years later (coincident with the announcement of the $2.4-billion Enron settlement), the actual value in his hands amounted to $25,719,137 (including dividends and capital gains). Several of CIBC’s other Named Executive Officers received similar payouts, but these were never disclosed in the form required by the OSC. After numerous inquiries from this shareholder, the Chairman of CIBC, in the presence of legal counsel, insisted that all payouts had been properly disclosed. The OSC rule they relied upon requires full disclosure in the Summary Compensation Table whenever an award “vests” under such a “long term incentive program”. In numerous documents distributed to shareholders, CIBC stated that these special retirement awards had all vested on Oct. 31, 2003, but they were not disclosed on that date. CIBC, on the direct advice of its legal counsel, insisted that the word “vest” means that the money must actually be in the hands of the executives in order for disclosure to be required. This is an egregious abuse of the English language, and a flagrant violation of the OSC rules. In order to protect itself from a similar scandal, this Bank must review all of its past and current programs for executive compensation to ensure that they are fully in compliance with OSC rules.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Not only does the Bank’s disclosure of its executive compensation program comply with the OSC’s standards, it far exceeds them. The Bank’s compensation disclosure is comprehensive and fully transparent. The Bank conducts all of its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism. The Management Resources Committee monitors and reviews changes to major regulatory requirements relating to executive compensation policies, practices and governance as well as developments in best practices in these areas. Further, the Bank routinely reviews all compensation plans to ensure that the plans are competitive within the Bank’s markets, supportive of its business strategies and are up to date in terms of best practices.

Given the existing oversight and review practices with respect to executive compensation, we believe that an additional evaluation of the program would be an unnecessary use of the Bank’s resources and therefore, not in the best interests of the Bank or its shareholders.

Proposal D:  Shift executive compensation to charitable purposes. This Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.

Shareholder’s Statement:  The rapid rise in compensation for senior executives is a matter of grave concern to shareholders. It is also potentially very damaging to employee relations within the bank, as the gap between the incomes of the top executives and those of the front-line workers becomes ever greater. Senior executive compensation has reached such a level that any executive who spends such income for personal consumption would be guilty of the worst form of environmental crime. Our threatened planet cannot survive such excessive personal consumption. Fortunately, the reality is that most senior executives devote substantial portions of their wealth to charitable purposes. This is welcome and laudable, but it raises an obvious question: Why pay all of that shareholders’ money directly to executives only to have them return it to society through charitable causes? Part of the answer is ego: No bank CEO wants to be paid less than his counterparts at competing institutions. This can be easily solved: The largest part of executive compensation should be awarded in the form of credits to special charitable funds, which the senior executives can direct after retirement. If the donations made from these funds are clearly associated with this Bank, everyone wins: The executive supports his or her favourite causes; worthy charities receive deserved support; and the Bank’s shareholders benefit through positive publicity for good works done with the shareholders’ money.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank is dedicated to numerous charitable causes and is continually investing in the well-being of our communities and the environment. It is also a matter of public record that many of the Bank’s executives are strong and generous supporters of

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  41

charitable causes, and they are also supporters of causes that are less visible. However, the extent to which executives support charitable endeavours is, and should be, a matter of personal choice.

As a reminder of the Bank’s charitable activities, over the past three years the Bank donated over $90 million to charities and not-for-profits, tens of thousands of hours were volunteered by employees to local charitable causes, over 1,700 grassroots environmental projects were funded through the TD Friends of the Environment Foundation, in each of these years the Bank gave a book to every Grade One student in Canada through TD Canadian Children’s Book Week and TD employees established over 300 mentoring relationships to help prepare skilled new immigrants to find work in their fields through The Mentoring Partnership program.

The proposal, if adopted by the Bank, would significantly hinder the Bank’s ability to attract and retain top talent. Adoption of the proposal would consequently put the Bank at a significant competitive disadvantage with respect to our competitors whose compensation is not allocated to charities in the manner suggested. We therefore think the shareholder’s proposal is not in the best interests of the Bank or its shareholders.

Proposal E:  Majority voting shall be given full effect. Any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.

Shareholder’s Statement:  This Bank currently recognizes that any Director who fails to receive a majority of “for” votes in the annual shareholder election is required to submit his or her resignation, but the Board retains the discretion to decline to accept the resignation. This is a violation of the fundamental principles of democracy. The failure to receive a majority of “for” votes in an uncontested election is absolute and uncontestable proof that the Director no longer has the confidence of the shareholders. If there are extenuating circumstances, such as health problems causing a poor attendance record, these facts should be disclosed in advance of the annual meeting, and shareholders can make their own informed judgments. It is totally unacceptable to allow anyone to serve as a Director if that person has not received the clearly-expressed majority support of the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Since 2005, the Bank has had a robust majority voting policy for the election of directors. Under this policy, in the event a nominee for director receives a greater number of shares withheld than shares voted in favour of his or her election, the director must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will consider the director’s resignation and make a recommendation to the Board whether such resignation should be accepted. In formulating its recommendation, the Corporate Governance Committee will evaluate the best interests of the Bank and its shareholders and will consider a number of factors, including any alternatives to cure the underlying cause of the withheld votes, the skills and attributes of the directors and the overall composition of the Board, which includes whether the resignation would cause the Bank to fail to meet any applicable listing or regulatory requirement.

It would not be prudent to have a policy that did not allow such factors to be considered. The shareholder’s statement seems to assume the Committee would have prior knowledge that a specific director will receive less than a majority of votes cast at the upcoming meeting. However, the issues leading to a low level of support for an individual director are not always anticipated and therefore, cannot always be addressed proactively in the proxy circular as the proposal suggests. In the event that a director received less than a majority of votes cast, under the Bank’s policy the decision to accept or reject the director’s resignation would be explained in a press release to shareholders, so there would always be full transparency on the matter and its resolution. The Bank also posts on its website the percentage of votes received for and withheld from voting for each director immediately after the meeting. We note that no director has received less than 94% support in each of the last three meetings.

Additionally, we want to assure shareholders that if a significant number of votes were withheld from a director, the Corporate Governance Committee would take this into account when recommending to the Board the directors who should be nominated for election at the next annual meeting. However, the Board believes that the Bank has clearly articulated the high expectations for directors and that there are extensive processes in place to ensure that individual directors meet these expectations. As a result, the Board does not believe there is a significant risk that a director who falls short of these expectations would continue to be nominated.

Proposal F:  A 10% increase in the dividend distributed to shareholders who keep their securities for more than two years. It is proposed that the Toronto-Dominion Bank foster the continuity of its share ownership by increasing by 10% the dividends normally paid for shares held for at least two years.

Shareholder’s Statement:  The market instability over the last few years and the quest by investors of short-term profitability stimulate investors to “continuously play the market”. The adoption of the MÉDAC proposal would be beneficial by, in addition to acknowledging the loyalty of share ownership, promoting the development of a pool of shareholders with more long-term return goals and valuing management, orientation and remuneration policies focused on the sustainability of The Toronto-Dominion Bank.

42  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

This proposal is inspired by a French law adopted on July 12, 1994 authorizing corporations to reward individual shareholders for their loyalty. Currently in force at major French corporations, Air Liquide and Lafarge, this arrangement encourages the small shareholders to keep their shares, to develop a higher sense of belonging and to value long-term oriented policies.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The differential treatment of the holders of the Bank’s common shares requested in the proposal would violate certain provisions of the Bank Act unless the Bank adopted an extremely complex capital structure. Therefore, implementation of the proposal would require amendment to the Bank Act by the Parliament of Canada or a special resolution of shareholders authorizing a fundamental restructuring of the Bank’s capital. While theoretically possible, it is likely that many, if not most, shareholders would consider such a capital structure not to be in their best interests.

The Bank has a consistent approach to its dividend policy. Dividend increases reflect our view of increases in sustainable earnings. We think the best way to have consistent dividend growth is to build franchise businesses that deliver consistent earnings growth. The Bank has been working toward this objective and, as a result, dividends have grown by almost 14% annually for each of the past five years and increased by 19% in 2007. The Board continues to be comfortable with the Bank’s approach to dividends and therefore believes the proposal is unnecessary.

Proposal G:  Voting rights granted for shares held for a minimum of one year. It is proposed that shareholders only obtain voting rights for shares held for a minimum period of one year.

Shareholder’s Statement:  This proposal is based on recommendations from the HEC-Concordia Institute for Governance of Private and Public Organizations, whose financing is ensured in part by the Jarislowski Foundation and the above-mentioned universities.

The Institute states the following reasons:

“The practice of granting all the privileges of corporate citizenship immediately upon purchase of a share has two negative, or at the very least, dubious, results:

It gives undue influence and power to transient shareholders determined to create short-term value for themselves by all possible means, in particular, by leveraging a short-term stock position to influence the outcome in takeover situations or to provoke such situations.

Transient investors induce in managers a short-term perspective attuned to the expectations of these shareholders; for instance, a study by Brian Bushee concludes that “...high levels of transient ownership are associated with an over-weighting of near-term expected earnings...This finding supports the concerns that many corporate managers have about the adverse effects of an ownership base dominated by short-term focused institutional investors” (Bushee, 2004).

In another paper, Graham, Harvey, and Rajgopal (2005) report on a survey of some 400 financial executives in the U.S. They found that financial executives would forego positive net present value projects to meet short-term earnings benchmarks. They write: “In the end, many of our results are disturbing. The majority of CFOs admit to sacrificing long-term economic value to hit a target or to smooth short-term earnings.”

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The differential treatment of the holders of the Bank’s common shares requested in the proposal would violate certain provisions of the Bank Act unless the Bank adopted an extremely complex capital structure. Therefore, implementation of the proposal would require amendment to the Bank Act by the Parliament of Canada or a special resolution of shareholders authorizing a fundamental restructuring of the Bank’s capital. While theoretically possible, it is likely that many, if not most, shareholders would consider such a capital structure not to be in their best interests.

Additionally, it is likely such a radical change to the share capital of the Bank would be detrimental to shareholders as it would negatively impact share liquidity and price. With respect to the takeover example in the shareholder’s statement, the proposed change to voting rights would interfere with any offer made to shareholders to purchase their shares, which may deprive shareholders of the premium prices received in such situations. We also note, the scenario is improbable given the ownership restrictions imposed by the Bank Act.

Further, the Board believes the proposal is unnecessary as transient investors do not influence the Bank’s management as is suggested in the shareholder’s proposal. The Bank’s success in 2007 was, in part, the result of a strategy the Bank began pursuing five years ago of consistently growing earnings through a focus on retail businesses and a transparent, risk-reward oriented Wholesale Bank.

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Proposal H:  Compensation premiums for employees. It is proposed that The Toronto-Dominion Bank by-laws, in the event of a merger or an acquisition, provide for the payment in the employees’ pension fund of an amount equal to twice the amount of compensation premiums and benefits paid to officers and directors.

Shareholder’s Statement:  The August 15, 2007 edition of the newspaper La Presse reveals that senior executives and directors of BCE will pocket an aggregate of $170 million further to the hostile takeover from the Ontario Teachers’ Pension Plan. In the Alcan and Rio Tinto merger, the Directors’ Circular for the acceptance of the US$38.1 billion offer reported incentive awards of $110 million for executives and officers of the company. The president will receive, if the transaction is accepted, at least $51 million. Should the latter be dismissed further to the takeover from Rio Tinto, he would be eligible to an additional compensation of at least $8.1 million. His principal assistant executive officers at Alcan will share a jackpot of at least $88 million in premiums and miscellaneous earnings.

MÉDAC believes that it is unfair for employees not to receive any benefits under such a financial transaction. These loyal employees have spent years and often decades building the company. They deserve much more than some executive officers that are only there in transit to fill up their pockets, enjoy a gilded retirement and other benefits out-of-step with the quality of services they have rendered to The Toronto-Dominion Bank.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank does not believe that business transactions should result in automatic compensation payments for any executive or employee. As such, our compensation plans providing for any type of change of control feature have what is referred to as “double trigger” protection. This provides that benefits are only paid in connection with a job loss or fundamental change to one’s job as a result of a change of control and not merely on the occurrence of a change of control.

The Bank regularly assesses all compensation plans and the level of benefits generated across all employee levels. The Management Resources Committee is mandated to approve investments or changes to the plans based on market conditions, business strategies and other particular circumstances. With respect to the Bank’s principal pension plan, the Bank is responsible for ensuring adequate funding and, from time to time, has made additional contributions to ensure the plan’s assets are sufficient to meet its obligations. At October 31, 2004, the most recent actuarial valuation, plan assets exceeded liabilities by $139.4 million. Additionally, participants in the plan are entitled to a defined benefit. Therefore, additional surplus funding of the plan would not provide additional benefits to the plan’s participants as recommended by the proposal.

Proposal I:  Gender parity on the board of directors. It is proposed that within a maximum of three years from the date of the adoption of this proposal the number of women and the number of men on the board of directors of The Toronto-Dominion Bank be equal.

Shareholder’s Statement:  Last year at the annual general meeting, the MÉDAC proposal suggested that women make up one third of the members of the Board of Directors within a maximum of three years from the adoption of said proposal. MÉDAC is upgrading its requirements on this matter, being convinced that an increase in the presence of women on the Board of Directors will allow to bring value added to its operation. A survey conducted in 2004 by the Catalyst Institute with 353 of the largest companies in the world indicated that those with more women on their Board of Directors posted the best financial yields. Concurrently, according to a study by the Conference Board, it is clearly demonstrated that the presence of women modifies the operation of a Board of Directors. For example, during meetings, women have different concerns, ask new questions and bring other points of view. The subjects addressed are broader and therefore become more representative of all aspects related to good governance. Moreover, in the opinion of upscale hiring specialists, they offer distinctive skills (ability to multi-task, consensus builders and great communicators, more long-term concern issues), resulting in value added to the work of Boards of Directors. In the province of Québec, 24 government corporations (Section 5 of the Auditor General Act) now are required to have, by 2011, an equal number of men and women on their Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Board continues to carefully examine its composition annually, including issues related to its size, and balances factors such as age, geographical, professional and industry representation. The Board must be satisfied that the directors of the Bank, taken as a whole, have the right skills, experience and capabilities to meet the challenges facing the Bank and result in a strong independent Board of Directors to best serve the long-term interests of shareholders. A similar proposal made by this shareholder was defeated by 95.2% of the votes cast at last year’s annual meeting.

We are particularly proud of the representation of women on the Board: four of our 15 independent director nominees for election at this meeting, or 27%, are women. We expect to see this proportion continue or increase. The Bank’s Corporate Governance Guidelines direct the Board to make every effort to promote diversity on the Board, including by age and the advancement of women and minorities and persons with disabilities, without losing sight of the objective stated above.

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In our view, the proposal is not in the best interests of shareholders as it restricts the Board’s ability to ensure that the overall composition of the Board meets the needs of the Bank and its shareholders, and is unnecessary in light of the Bank’s track record.

Proposal J:  Information on pay equity. It is proposed that the annual report and the management proxy circular disclose the equity ratio between the aggregate remuneration of the most senior executive officer of The Toronto-Dominion Bank, including annual salary, premiums, bonuses, long-term bonus program payments and any other form of remuneration, and the average remuneration of employees.

Shareholder’s Statement:  According to a study published in May 2006 by the Teachers’ Pension Plan, there is no correlation between the total stock return of a company and the remuneration of its executive officers. This study came to a very disquieting finding: the CEOs who received the highest compensation increases did not succeed in increasing the shares of their companies faster that the shares of other companies in the same industry. In Canada, the median remuneration of CEOs of major companies in 2006, according to data compiled by the Globe and Mail, was 116 times the average remuneration of Canadian workers.

Remuneration policies for executive officers and their general working conditions are too generous, even excessive, which is unfair to subordinate staff and employees. It is imperative that the statutes and regulations of our institutions commit to fair and equitable human resources policies.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The substantive issue raised by the proposal is the fairness of non-executive compensation relative to executive compensation. The Bank is aware of and is responsive to this issue. The Bank rigorously evaluates its pay practices to ensure employees’ and executives’ overall pay is consistent with that of our competitors in the marketplace and fair across each level.

On the call in the proposal for additional disclosure, the Bank is committed to providing information and metrics that will be meaningful and representative and will assist shareholders in understanding executive compensation trends. The Canadian Coalition for Good Governance cited the Bank’s proxy circular for the previous annual meeting as an example of best practices with respect to the Bank’s disclosure of the link between executive pay and performance in the Coalition’s publication “Best Practices in Compensation Disclosure 2007”. Additional information on employee compensation is voluntarily provided by the Bank in the corporate responsibility report.

With respect to the ratio described in the shareholder’s proposal, this would not provide a meaningful comparison between executives’ and employees’ compensation as it could not take into account the differences between the components of each group’s overall pay. It would also not provide a meaningful comparison between issuers, because each element of the ratio would depend on the nature of the positions and the business of the issuer. Further, the Bank provides a cost of management ratio that relates executive compensation to income available to shareholders and market capitalization, at page 37 of this proxy circular. Given the Bank’s extensive disclosure of executive and employee compensation, we continue to believe additional disclosure is not necessary.

Additionally, we note that a similar proposal made by this shareholder was defeated by 96.7% of votes cast at last year’s annual meeting.

Proposal K:  Prior shareholders’ approval of the compensation policy for executive officers. It is proposed that the compensation policy for the five most senior executive officers of The Toronto-Dominion Bank be previously adopted by shareholders, as well as the fees of the members of the board of directors.

Shareholder’s Statement:  In the face of the significant cost of an excessive remuneration system, it is legitimate that shareholders, owners of The Toronto-Dominion Bank, be asked to approve the remuneration policy of the five highest paid executives, and the fees paid to the members of the Board of Directors. The current policy of the accomplished fact in these matters is archaic and offensive to shareholders, relegated to the role of a stamp of approval at annual meetings.

Such a requirement is listed in the 2004 “OECD Principles of Corporate Governance” published by the Organisation for Economic Co-operation and Development:

“Shareholders should be able to make their views known on the remuneration policy for board members and key executives. The equity component of compensation schemes for board members and employees should be subject to shareholder approval.”

In France, it is the whole fee package offer of the members of the Board of Directors that must be approved by shareholders. In the United States, all share or option participation plans are submitted to a vote at shareholders’ general meetings. On April 20, 2007, the House of Representatives, in a historical vote of 269 against 134, accepted a new law imposing the consultative vote on the remuneration policy by shareholders of exchange listed corporations. Let us emphasize in this regard the results of the votes obtained by “say on pay” resolutions during a few of the major annual meetings: Ingersoll-Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
This proposal is similar to Proposal A submitted by Shareholder Association for Research and Education. The Board refers shareholders to its response to Proposal A, which explains the rationale for the Board’s position that a “say-on-pay” vote is unnecessary in light of the Bank’s leading executive compensation and corporate governance practices and disclosure.

In addition to the Board’s reasons for opposing Proposal A, we note that Proposal K appears to call for officers’ and directors’ compensation policies to be approved by shareholders prior to implementation, rather than ratified after the fact as is contemplated by Proposal A. Approval of directors’ and executive officers’ compensation is a primary role of the Board. Prior approval of the Bank’s compensation policies by shareholders would create significant logistical problems, undue expenses and could easily put the Bank at a competitive disadvantage with respect to attracting and retaining highly skilled individuals. We therefore think Proposal K is not necessary or appropriate.

Proposal L:  No option exercise prior to the end of the executive officers’ mandates. It is proposed that The Toronto-Dominion Bank governs the exercise of options given to senior executives and directors of our companies by stipulating that such options cannot be exercised by the shareholders prior to the end of their mandate.

Shareholder’s Statement:  Ever since the mid 90s, North American companies have increased their use of stock options in the remuneration of their senior executives and directors. This practice has resulted in excessive and untenable remuneration levels in light of the performances of the great majority of companies and stock yield offered to shareholders. These abuses have greatly contributed to the dramatic loss of confidence of investors and of the public in the quality of corporate governance and the integrity of financial markets. The remuneration of corporate executive officers has been totally dissociated from the achievement of established long-term goals and has become an incentive to manage corporations for the sole purpose of the immediate evolution of the share price. The massive use of stock options as a component to the remuneration system is the main cause of these distortions and, according to many, it would be the source of numerous frauds involving executive officers who, with the complicity of their auditors, have contravened ethics and legislation to tamper with the information on the real financial situation of their corporation.

Far from aligning the interests of executive officers with those of shareholders, options have led to the degradation of the investors’ wealth. On September 26, 2002, the Canadian Council of Chief Executives also came to this conclusion of failure by contending to understand the frustration felt by investors “when senior executives are rewarded handsomely for past performance that proves to be short-lived.”

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
Compensation of the Bank’s executives is tied significantly to the individual executive’s short- and long-term performance and sustained appreciation in shareholder value. Although options remain part of the Bank’s market-competitive compensation package for executives, in recent years the Bank has significantly reduced the use of stock options in favour of performance share units that incorporate a performance hurdle tied to total shareholder return relative to its peers.

Further, the Bank’s stock options vest in equal tranches over four years, such that executives only realize the full value of the option grant over the long term. Named Executive Officers are required to pre-announce by press release their intention to exercise options. Following the exercise of options, the Bank’s share ownership requirements provide that shares obtained (net of taxes) may not be sold unless the executive maintains a certain level of share ownership. These ownership requirements extend following retirement to ensure executives are focused on proper succession and leave the Bank stronger following their retirement. The Bank’s share ownership requirements disclosed in the Bank’s proxy circular for the previous annual meeting were recognized by the Canadian Coalition for Good Governance as a best practice in its publication “Best Practices in Compensation Disclosure 2007”.

We also note that the shareholder’s proposal would require the Bank to extend the term of its options so option-holders could exercise their options following the end of their mandate. Under all option valuation principles, extending an option’s term increases its value. Therefore, the effect of the shareholder’s proposal would be to increase both the value of options granted and the cost to shareholders of granting such options. This is inconsistent with the arguments presented in the shareholder’s statement.

Additionally, the quotation of the Canadian Council of Chief Executives in the shareholder’s proposal is an excerpt of a recommendation which indicates that executive compensation should be tied to performance with particular emphasis on sustained appreciation in shareholder value. We are of the view that the Bank’s compensation policy is consistent with the recommendation of the Canadian Coalition of Chief Executives and the shareholder’s proposal is unnecessary.

Proposal M:  Disclosure of interests in hedge funds and high-risk mortgage loans. Considering the serious concerns expressed by numerous observers and regulators on the impact of hedge funds as well as high-risk mortgages on the stability of the financial system, it is proposed that the Bank make public the information on its interests, direct or indirect, in this type of activity.

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Shareholder’s Statement:  Last year, MÉDAC raised a red flag by asking for disclosure of participations in hedge funds. Our proposal was highly supported at annual meetings we participated in, generally over 10%. In accordance with the law, MÉDAC is filing this proposal again considering that these funds continue to be a very high risk for investors and that the available information does not enable them to accurately assess the risk they are facing.

It is necessary to recall that hedge funds are funds that use risk hedging techniques to speculate on financial markets. Their financial strategy relies mostly on the large-scale mobilization of leverage, meaning a deep indebtedness earmarked to finance risky investments and arbitrage transactions to profit from price discrepancies between markets. Mostly established in tax havens, these funds do not hold securities, they borrow them and only become owners upon the realization of the transaction. There is therefore a maximum leverage. A large number of these funds, which are purely speculative, play on hearsay to create imbalances and give rise to the volatility required to make a profit without economic cause.

The disclosure of the banks’ participation in such funds is not the only concern at MÉDAC with regards to risky investments. Last summer, the stock markets entered into a very high turbulence zone with the breadth of US subprime mortgages. In August 2007, on a single day, the New York Stock Exchange was down 400 points and Toronto, 300 points. This crisis was caused by certain US mortgage institutions that were granting loans at higher interest rates to American homebuyers that could not afford them. To make even more loans, these institutions then transformed these subprime loans into debt securities that were resold to other companies, like banks or specialized firms that offer their clients more risky mutual funds, like hedge funds, which funds are poorly regulated. Some Canadian financial institutions were heavily hit by this crisis.

To ensure transparency, shareholders must be informed of such investments so that they may assess their investment in the company in light of the risks they incur and the highly speculative management philosophy adopted by their executive officers and the members of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
The Bank is committed to providing timely, accurate and balanced disclosure of all material information about TD Bank Financial Group and to transparency in our reporting obligations to our shareholders and the public (see our Disclosure Policy on www.td.com/governance).

The Bank is of the opinion that the level of information provided with respect to exposures in certain higher-risk areas within the financial system has followed our disclosure commitments. The Bank issued numerous press releases in an effort to keep shareholders and the public current and informed of the Bank’s position. We also summarized and discussed the information in recent quarterly reports to shareholders and investor presentations, which were webcast live and the materials (including transcript) posted to www.td.com/investor.

Additional disclosures were also implemented in the 2007 Annual Report to categorize financial instruments by the method used to determine fair value. This was designed to provide additional disclosure of the measurement uncertainty risk surrounding valuation methods that readers may consider relevant to the quality of earnings. Further, starting in 2008, we will be providing further information on our exposures for credit, market and liquidity risks, and capital under CICA Handbook Section 3862 and Pillar 3 of the Basel II capital framework.

We also note that in 2007 our Wholesale Banking segment reported $2,494 million in revenue, $824 million in net income, and a 30.1% return on invested capital. In the year, we continued with the strategy put in place five years ago of consistently growing earnings through a focus on retail businesses and a transparent, risk-reward oriented Wholesale Bank.

Finally, we note that a similar proposal made by this shareholder was defeated by 90.5% of the votes cast at last year’s annual meeting.

Proposal N:  Cumulative voting for the election of directors. It is proposed that the Toronto-Dominion Bank amends its general by-laws to establish cumulative voting for the election of the members of its board of directors.

Shareholder’s Statement:  Upon submitting this MÉDAC proposal to the Toronto-Dominion Bank shareholders’ meeting, it received a level of support of 4.5%. Under this election procedure, shareholders have the right to as many votes as the number of shares they hold multiplied by the number of candidates to elect. These votes can then be exercised in favour of a single candidate or all of them without distinction at the discretion of the shareholder. Cumulative voting is provided for in Canadian legislation to facilitate the expression of the will of minority shareholders in the election process of the directors of a corporation. One of the basics of good governance is the legitimacy of directors: in a world where the ownership of corporations has progressively transformed, over time, from a small number of significant shareholders to a myriad of small holders of portions of shares and passive funds, the process of selecting directors is now exclusively in the hands of executives and members of the sitting Board of Directors, emphasizing independence and credibility, principles for which we admittedly acknowledge value, but obscuring the legitimacy of representation with respect to majority shareholders as to minority shareholders, a source of new ideas and value added for all shareholders.

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To ensure the application of this principle, we are asking for the implementation of the cumulative voting procedure, a way to ensure that minority shareholders can fully play their role, the current voting policies benefiting the positions of the management. The legitimacy of directors is as important as their independence and their credibility. This proposal is therefore not meant to judge the openness of the management and the Board of Directors to the shareholders’ concerns, but rather to essentially affirm the principle that the members of the Board of Directors must represent both majority shareholders and minority shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
A similar shareholder proposal was defeated by 95.5% of the votes cast at the Bank’s 2005 annual meeting. The Board continues to be of the view that cumulative voting is not in the best interests of the Bank or its shareholders.

The Board is elected by a plurality of shares represented and voted at the annual meeting and directors are elected to serve until the next annual meeting. Shareholders, who are entitled to one vote per share, may cast their votes in favour of, or withhold their votes from, each director nominee. The Board’s Corporate Governance Committee selects the director nominees to be listed in the management proxy circular and the Board approves their nomination. The Committee’s independent process for selecting nominees is explained in detail on page 54 of this proxy circular. The Committee is composed entirely of independent directors and a large majority of the Board is also independent. We believe this is the fairest method of selecting directors who will represent all shareholders equally.

With cumulative voting, each shareholder may direct all of his or her votes toward any one or more nominees. For example, rather than casting one vote per share in favour of each of the seventeen nominees, a shareholder could, for example, cast all of those seventeen votes in favour of one nominee. Cumulative voting, therefore, could permit relatively small groups of shareholders to elect directors to represent their special interests. Special interest directors may tend to focus on their own special interests and not work together with other board members for the maximum benefit of all shareholders. Each director should be responsible to represent all shareholders and not just a special constituency of shareholders who may be focused on special interests.

Given the Bank’s strong corporate governance practices, and our commitment to continually evaluating and improving these practices, the Board does not believe that cumulative voting is required in order to further safeguard shareholders’ rights.

Proposal O:  Supplemental Executive Retirement Plan Policy Proposal. Be it Resolved: The shareholders of The Toronto-Dominion Bank (“Company”) hereby request that the Board of Directors establish a policy regarding the Company’s supplemental executive retirement plan that provides the following: (1) an exclusion of all incentive pay from inclusion in the plan’s definition of covered compensation used to establish benefits, and (2) a prohibition on the granting of past services credits or accelerated service benefits to participating executives. This action should be implemented in a manner so as not to interfere with existing contractual rights of any supplemental plan participant.

Shareholder’s Statement:  We believe that one of the most troubling aspects of the sharp rise in executive compensation is the excessive pension benefits provided to senior corporate executives through the use of supplemental executive retirement plans (“SERPs”). Our company has established a supplemental pension benefit program for senior executives. This SERP provides senior executives retirement benefits far greater than those permitted under the Company’s tax-qualified pension plan. Our proposal seeks to limit excessive pension benefits by limiting the type of compensation used to calculate pension benefits under the SERP plan and also by prohibiting the grants of extra service credits.

According to the Company’s most recent proxy circular:

The supplemental pension is calculated as the greater of:

•	2% of the average of the final five years of salary and incentive compensation payments (to a maximum of 120% of salary at the end of the fiscal year) for each year of service to a maximum of 30 years, or

•	2% of the average of the final five years of salary, for each year of service to a maximum of 35 years.

It is our position that the inclusion of an executive’s annual bonus along with his or her full salary in the pension calculation is overly generous and unjustifiable. The only type of compensation used in the SERP for establishing the level of additional pension benefits should be an executive’s annual salary. No variable incentive pay should be included in a senior executive’s pension calculation under the SERP. The inclusion of annual bonus or incentive payments in determining increased pension benefits can dramatically increase the pension benefit afforded senior executives and has the additional undesirable effect of converting one-time compensation into guaranteed lifetime pension income.

The proposal’s limitation on the type of compensation that can be considered in determining senior executives’ retirement benefits to only the executive’s salary, as well as its prohibition on the granting of additional years of credited service, provides a necessary and reasonable restriction on the excessiveness of supplemental retirement benefits. We urge your support for this important executive compensation reform.

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:
First, we note that incentive pay is excluded from the calculation of the CEO’s pension arrangements as described on page 35 of this proxy circular. With respect to the executive pension plan (in which the CEO does not participate), the Bank considers the structure of the plan and the ultimate level of benefit to be paid relative to the plans of our competitors in the marketplace, the Bank’s strategies and performance.

Our executive compensation strategy links executive pay with performance. We believe this is integral in ensuring the short- and long-term success of the Bank. As such, a significant portion of executive compensation is performance based; and the base salaries of many senior executives constitute only part of their overall compensation. Additionally, when incentive pay is included in the calculation of pensionable earnings, the Bank caps incentive pay at 120% of salary in a fiscal year and the maximum annual benefit at $1 million. These limitations restrict the degree to which incentive pay influences the level of pension benefits for executive officers (other than the CEO). Therefore, we think it is appropriate for our executive pension plan to consider incentive pay given these limitations.

We want to assure shareholders that the Bank monitors its executive pension arrangements to ensure the overall level of benefit delivered is not excessive. For example, we recently reviewed our executive pension arrangements and modified certain features, which had the result of reducing overall benefits at most levels. However, we believe the Bank requires the flexibility to consider incentive pay in the calculation of pensionable earnings, as appropriate, to ensure our pension arrangements remain competitive and are able to attract and retain highly qualified and high performing individuals.

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SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our Board of Directors and management believe that sound corporate governance practices contribute to managing the Bank effectively and to achieving our strategic and operational plans, goals and objectives. The Board’s corporate governance policies and practices are consistent with National Policy 58-201 — Corporate Governance Guidelines and focus on its responsibilities to the Bank’s shareholders and on creating long-term shareholder value. Because we are regulated by the Office of the Superintendent of Financial Institutions (OSFI), these policies and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, these policies and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission although they do not all directly apply to us. The governance framework includes the Charters and key practices of the Board and its Committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.
You can find additional governance information on our website, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the Position Description for Directors, the Position Description for the CEO, and the Charters of the Board, its Committees and their Chairs, and the Chairman of the Board.
The Corporate Governance Committee reviews this statement of corporate governance practices each year and recommends it to the Board for consideration and approval.

Board of Directors
For information on directors standing for nomination, such as other public company boards they serve and their attendance record for all Bank Board and Committee meetings during fiscal 2007, please see pages 6 through 12 of this circular.

     Director Independence
The Board believes that to be effective it needs to operate independently of management. This means that a large majority of the Board and all Committee members are not part of management and do not have relationships with the Bank that would make them personally beholden to the Bank and consequently interfere with their independent judgment. Currently, an overwhelming majority of our directors are independent. Of the 17 nominees proposed for election, 15, or 88%, are “independent” under the Bank’s Director Independence Policy (available at www.td.com/governance/otherpolicies.jsp) and the corporate governance guidelines of the Canadian Securities Administrators (CSA Guidelines), and are not “affiliated” under the Bank Act (Canada). Each current Audit Committee member meets additional independence criteria under our Policy and applicable law. Because of their management positions, Edmund Clark and William Ryan are not “independent” under our Policy and the CSA Guidelines, and are “affiliated” under the Bank Act.
The Board adopted its Director Independence Policy in 2005; and delegated responsibility to the Corporate Governance Committee for:

•	developing and recommending to the Board independence criteria for directors;

•	reviewing the Policy at least annually, including as to the continued appropriateness of such criteria; and

•	annually evaluating the directors’ independence.

     How we determine independence
Directors must complete detailed questionnaires about their individual circumstances. Directors who have a material relationship with the Bank, and management directors, are not considered independent under the Policy.
To determine if a director has a material relationship with the Bank, the Corporate Governance Committee looks at the nature and importance of the director’s Bank connections. Relationships through outsourcing, consulting, legal, accounting and financial services are particularly scrutinized. The Committee also takes into account people or organizations the director is related to, such as a spouse or an employer where the director is an executive. The Committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of directors will not have their loyalty to the Bank and our shareholders compromised by any other relationship they may have with the Bank.
While not required to do so, the Committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for the management directors, Edmund Clark and William Ryan, all current directors and all director nominees would be considered independent under the NYSE standards if they applied to the Bank.
In addition to the Director Independence Policy, the Board has implemented the following policies and practices:

•	The Board and each Committee can meet independently of management at any time. Time to do so is provided at each regularly scheduled Board and Committee meeting. One or two in-camera sessions are included on the agendas of each regularly scheduled meeting. During fiscal 2007, approximately 40 such in-camera sessions were held.

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•	The Board and its Committees may engage their own independent advisors.

•	The non-management directors annually appoint a strong, independent Chairman of the Board with a clear mandate to provide leadership for the independent directors.

•	All directors must acquire, over a set period of time, common shares of the Bank with a value equivalent to at least six times their respective annual retainer.

Board members understand that independence also means preparation for meetings, understanding the issues, strength, integrity and an inquiring mind.

     Chairman of the Board
The Chairman of the Board’s role is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of our corporate governance. His key responsibilities are set out in the Charter of the Chairman of the Board, which is available on our website at www.td.com/governance/charters.jsp. The Chairman must be independent and, as stated above, is appointed by the non-management directors of the Board annually. The Chairman chairs every meeting of the Board (including the in-camera sessions) and the Corporate Governance Committee, and the annual meeting of shareholders. Our Chairman of the Board is John M. Thompson. Mr. Thompson has been the Chair since 2003 and is not currently, and has not been, the Chair of any other public company. For more information on Mr. Thompson, please see his table in the section entitled “Director Nominees” on page 11 of this circular or our website at www.td.com/governance/chair.jsp.

     Shareholders’ Meeting
The Chairman of the Board chairs and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings where possible. Last year, all but one of the directors standing for election attended the annual meeting.

Board Mandate
The Board’s responsibility is to enhance the Bank’s long-term value for our shareholders. Our employees, managers and officers execute the Bank’s strategy under the direction of the Chief Executive Officer and the oversight of the Board of Directors. Shareholders elect the Board to oversee management and to assure that the long-term interests of shareholders are advanced responsibly. This includes addressing the concerns of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The Board’s responsibilities are set out in its Charter and include the following:

•	Supervision of the Management of the Business and Affairs of the Bank.

•	Disclosure of Reliable and Timely Information to Shareholders — the shareholders depend on the Board to get them the right information.

•	Approval of our Strategy and Major Policy Decisions — the Board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

•	Evaluation, Compensation and Succession for Key Management Roles — the Board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the Board and that they are appropriately compensated to encourage the Bank’s long-term success.

•	Oversight of the Management of Risks and the Implementation of Internal Controls — the Board must be satisfied that our assets are protected and that there are sufficient internal checks and balances.

•	Effective Board Governance — to excel in their duties the Board needs to be functioning properly as a Board — strong members with the right skills and the right information.

The Board’s Charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may obtain a free copy promptly by contacting TD Shareholder Relations — see the back cover of this circular.
The Bank Act requires certain important matters to be brought before the Board. The Board has also chosen to reserve certain other key decisions to itself. Under its Charter, the Board has an obligation to oversee the sufficiency of the checks and balances on management. To that end, the Board has established approval criteria for management for the extension of new credit, investment decisions for our securities portfolios, capital spending, operational risk, executive compensation, trading/market risk and issuing Bank securities. The Board has also put in place formal policies for approving material business acquisitions and investments and major outsourcing projects. Finally, the Board has complete authority over certain other transactions out of the ordinary course of business, fundamental changes and approving financial statements prior to release to shareholders.

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     Strategic Planning Process
The Board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This responsibility includes adopting a strategic planning process; and continuously considering and approving strategic alternatives and plans that management presents. The Board assesses the Bank’s major opportunities and risks; oversees the implementation of strategic plans; and monitors performance against such plans.

     Principal Risks
The Risk Committee of the Board identifies and monitors the key risks of the Bank and evaluates how they are managed. Please see pages 59 through 70 of the Bank’s 2007 Annual Report for a list of the principal risks identified and the structures and procedures in place to manage them. The Annual Report is available on our website at www.td.com/investor/index.jsp.

     Corporate Social Responsibility
For a description of our approach to corporate social responsibility, see page 132 of the Bank’s 2007 Annual Report and read our most recent Corporate Responsibility Report, which is also available on our website at www.td.com/corporateresponsibility/reporting.

     Succession Planning
The Board and Management Resources Committee are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates and development plans for the CEO; and fostering management depth by rigorously assessing candidates for other senior positions.

     Communication Policy
The Corporate Governance Committee’s responsibilities include satisfying itself that we communicate effectively and responsively with our shareholders, other interested parties and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The Corporate Governance Committee annually reviews this Policy and receives a report from management, including members of the Disclosure Committee, detailing disclosure issues that have arisen in the past year. A copy of the Policy is available on our website at www.td.com/governance/other_policies.jsp.
The Board or a Committee of the Board oversees communications with shareholders and other stakeholders. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the Annual Report, the Annual Information Form, the Management Proxy Circular and the Corporate Responsibility Report.

     Internal Controls
Management’s report on internal control over financial reporting and related information is available starting on page 75 of the Bank’s 2007 Annual Report on our website at www.td.com/investor/index.jsp.

     Developing the Bank’s Approach to Corporate Governance
The Board believes our success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its Charter, the Board is responsible for setting the tone for a culture of integrity and compliance throughout the Bank. The Board expects the highest level of personal and professional integrity from our Chief Executive and other executive officers. The Board also monitors the effectiveness of our corporate governance practices and approves any required changes. The Corporate Governance Committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the Board on corporate governance issues as necessary. The framework for governance at the Bank is based on Corporate Governance Guidelines recommended by the Corporate Governance Committee together with the Charters and key practices of the Board and its Committees.

     Measures for Receiving Stakeholder Feedback
The Audit Committee monitors a financial matters whistleblower program which establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the Bank. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp. Management and the Corporate Governance Committee carefully review shareholder proposals and feedback and provide regular opportunities for shareholders to communicate with management or the Board. All these inputs help the Board understand how we are doing and guide future governance innovations.

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Shareholders may communicate directly with the independent directors through the Chairman of the Board, by writing to:

Mr. John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

Position Descriptions
The Corporate Governance Committee annually reviews written position descriptions for directors that the Board has approved and recommends amendments if required. The Board has also approved Charters for the Chairman of the Board and for the Chairs of the Board Committees. These documents are available on the Bank’s website at www.td.com/governance/charters.jsp.
The Management Resources Committee has developed a written position description for the Chief Executive Officer which the Board approved and the Committee reviews annually. The Committee also annually reviews the CEO’s corporate goals and objectives which include performance indicators relevant to the CEO’s compensation. The Board approves such goals and objectives on the Committee’s recommendation.

Orientation and Continuing Education
     Orientation
We hold a comprehensive education session to orient new directors and as a refresher for other directors. At this session, members of our executive management team present and answer questions on how the Bank is managed, our key businesses, strategic direction, human resources, information technology, regulatory environment and the significant issues and key risks we face. All new directors receive a Director’s Orientation Manual that is tailored to the individual director’s needs and areas of interest, taking into consideration which Committee the director is joining. All director orientation reference material binders include:

•	our key corporate governance and public disclosure documents;

•	information regarding the evaluation process for the Board, its committees and individual directors;

•	information regarding our Board Portal;

•	minutes for the previous year’s Board meetings;

•	minutes for the previous year’s committee meetings for committee(s) to which the director will be appointed;

•	important policies and procedures for the Bank; and

•	organizational charts and other business orientation materials.

In addition, new directors are assigned a “buddy” director for the director’s first three meetings to answer questions and provide contextual information to better understand materials, presentations and processes. New directors are also offered an opportunity to attend a few site visits (e.g. retail branch, operations center and trading floor).

     Continuing Education
The Corporate Governance Committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the Board and its Committees and the contribution expected of individual directors. In addition, presentations are regularly made to the Board on different aspects of our operations, and periodically on topical areas to assist directors in fulfilling their responsibilities. In the past year, the Board has participated in “Deep Dive” sessions on particular aspects of our businesses and overall strategy. Each Deep Dive includes an element of general education as context for the discussions (e.g., the industry; competitors; trends; and risks/opportunities) and a hindsight component. Directors also have complete access to management to understand and keep up to date with our business and for any other purposes that may help them fulfill their responsibilities.
Lastly, directors are regularly canvassed on specific topics, trends or best practices relevant to the Board as a whole or to a specific Committee that they would like to learn more about. In the past year, management presented to the Board or its Committees on various aspects of financial reporting, securitizations, macro-economic risk trends, fair value disclosures, our environmental framework, Basel II, our global reporting initiative, and our revamped corporate responsibility report; and an independent consultant, Frederic W. Cook & Co., talked about trends in executive compensation governance. In addition, all directors were enrolled as members in the Institute of Corporate Directors (ICD) — giving them access to ICD’s publications and events to enhance their knowledge of directors’ responsibilities and current governance trends

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Ethical Business Conduct
As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty and fairness, and professionalism — in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code of Conduct and Ethics and insider trading policies, that encourage and promote a culture of ethical business conduct at the Bank.

     Code of Conduct and Ethics
Our Code of Conduct and Ethics applies at all levels of the organization, from major decisions made by the Board of Directors, to day-to-day transactions in branches. The Code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations at the address on the back cover of this circular.
The Code establishes the standards that govern the way directors, officers and employees deal with each other, our shareholders, customers, suppliers, competitors and communities. Within this framework, directors, officers and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the Code is part of every officer’s and employee’s employment contract with the Bank. All directors, officers and employees are required to review and attest to compliance with the Code annually.
The Corporate Governance Committee annually reviews the Code, and the Audit Committee receives an annual report on the attestation process confirming compliance with the Code. The Board and its Committees oversee the culture of integrity or ’tone at the top’ we’ve established throughout the Bank, including compliance with our policies and procedures for ethical personal and business conduct. The Corporate Governance Committee receives a periodic report setting out the various policies and structures that enable the Board and its Committees to fulfill this oversight function.

     Insider Trading Policies
We have robust safeguards in place that are monitored by trained and experienced compliance officers to help ensure that all executive officers and other officers and employees in key positions do not inadvertently engage in insider trading. Certain officers (including the Named Executive Officers listed in the “Summary Compensation Table” on page 31 of this circular) are required to pre-clear any securities trade with Bank compliance officers no less than two business days in advance of the date of the transaction. Bank compliance officers have access to records of the trading accounts in which these individuals hold any securities. Trading in Bank securities is restricted during closed “window periods” that span the period when our financial results are being compiled but have not yet been released to the public. Insiders, as required by law, must file insider trading reports via the internet-based System for Electronic Disclosure by Insiders (SEDI). In addition, the Named Executive Officers must pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of options, no less than five business days in advance of the date of the transaction.

     Director Conflict of Interest
Directors may not be elected if they have a potential or actual conflict of interest that is incompatible with service as a director. An example is a material interest in an entity that competes directly with a core activity of the Bank. Directors must provide the Bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the Bank.
The Corporate Governance Committee receives reports whenever there is a conflict of interest or potential conflict of interest between a director and the Bank. The Committee determines an appropriate course of action for the director, always with a view to the best interests of the Bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the Board), the director may be eligible for election and the Corporate Governance Committee will monitor any conflict. Should any conflict become incompatible with service as a director, the director must offer his or her resignation.

Nomination of Directors
The Board satisfies itself that the directors, taken as a whole, have the right skills, experience and capabilities to meet the challenges we face. Each year, the Board recommends the director nominees to shareholders who can vote on each director nominee at the annual meeting. The recommendation is based on careful examination of its own composition, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. For example, it selects director candidates who will be able to satisfactorily represent the Bank domestically and internationally where we carry on business, and who have a broad spectrum of educational backgrounds and expertise. Every effort is made to promote diversity on the Board, including by advancing women and minorities and people with disabilities. Additionally, the composition of the Board must meet Bank Act residence and affiliation requirements.

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The Corporate Governance Committee, which is composed entirely of independent directors, determines the skills, qualities and backgrounds the Board needs to fulfill its many responsibilities with a view to diverse representation on the Board. The Corporate Governance Committee closely monitors Board and Committee composition and succession issues, particularly future director recruitment needs. It constantly assesses existing directors’ competencies and skills in light of the opportunities and risks facing the Bank. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate’s ability to make a valuable contribution to the Board. This includes considering whether each new nominee can devote sufficient time and resources to his or her duties as a Board member. Directors must be committed to diligent attendance at Board and Committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of Board and Committee meetings, the Corporate Governance Committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While we do not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the Board for an extended period of time if elected.
The Board is required to have a minimum of 12 directors. The Corporate Governance Committee recommends the exact size of the Board which is then set by directors’ resolution before each annual shareholders’ meeting. The Board size may be changed by the Board from time to time between annual meetings. In considering Board size, the Board balances the competing goals of keeping the Board size small enough for effective discussions yet offering adequate representation to meet the demands of Board and Committee work in the context of our business and operating environment.
In addition to having the requisite skills and experience and meeting Bank Act requirements, all directors must meet the qualifications for directors set out in the Position Description for Directors which is available on our website at www.td.com/governance/charters.jsp.
The nominees identified in this circular under the heading “Director Nominees” were recommended to the Board by the Corporate Governance Committee. The Committee also recommends candidates to fill any positions on the Board that may arise between annual meetings.
The Corporate Governance Committee identifies possible candidates to join the Board. On occasion it may engage independent consultants to help in this task. The Board regularly looks at potential candidates even when it does not have an immediate vacancy and maintains a list to draw upon should a need arise.

     Term Limits
The Board believes it should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of 10 years, assuming they receive solid annual performance assessments, are annually re-elected by the shareholders, and meet the other requirements of our Corporate Governance Guidelines. In certain circumstances, and on the Corporate Governance Committee’s recommendation, the Board may extend a director’s initial 10-year term limit by an additional 5 years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director’s term limit for a further five years. For current directors, term limits started from September 23, 2004, when the policy was implemented, or their respective first election dates, whichever came later.

     Retirement Age
If a director has reached the retirement age of 70 but has not served his or her 10 year term, the Board may make a one-time decision to extend the director’s service until the end of his or her 10-year term or age 75, whichever comes first. This decision is always subject to solid annual performance assessments and annual re-election by the shareholders.

     Majority Voting Policy
If a nominee in an uncontested election receives a greater number of shares withheld than shares voted in favour of his or her election he or she must promptly tender his or her resignation to the Chairman of the Board. The resignation takes effect as soon as the Board accepts it. The Corporate Governance Committee quickly considers the director’s offer to resign and recommends whether the Board should accept it. Before making its recommendation, the Corporate Governance Committee evaluates the best interest of the Bank and its shareholders and considers a number of factors including: cures for the underlying cause of the withheld votes; the skills and attributes of the director and the overall mix of skills and attributes of the Board; and whether accepting the resignation would cause the Bank to fail to meet any applicable listing or regulatory requirement. The Board has 90 days to make a final decision and announce it through a press release. The director does not participate in any Committee or Board deliberations on the resignation offer.

Compensation Governance
     Director Compensation
The Corporate Governance Committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The Board determines the

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  55

form and amount of director compensation based on the Corporate Governance Committee’s recommendation. There is further information on director compensation in this proxy circular on page 13 under the heading “Compensation of Directors”.

     Executive Compensation
The Management Resources Committee, also composed entirely of independent directors, oversees our executive compensation program. Our executive compensation program is designed to attract and retain executives; reward performance; align the interests of executives with those of shareholders; allow for effective succession of key executive positions by retaining and developing key resources; and motivate performance by linking executive compensation with the achievement of specific strategic business objectives and our performance as a whole. The Management Resources Committee, in consultation with the Committee’s independent advisor, reviews, approves and advises the Board on the total salary, annual incentive, and mid- and long-term compensation (including equity-based compensation) of certain executive officers. These include the Named Executive Officers listed in the “Summary Compensation Table” on page 31 of this circular. The Committee reviews the executive compensation disclosure in the circular before the Board approves it and makes it public.
We strive to be a market leader on governance issues and have adopted certain executive compensation practices that align to current best practices:

•	When designed, executive compensation plans are subject to extensive forward and back-testing;

•	Pay varies with performance and this variability is generally most significant at the highest levels;

•	Certain executive officers must maintain the share ownership requirement for certain periods of time following retirement; and

•	Share ownership requirements for officers that are among the highest in the market.

Information on the Committee’s independent advisor, Frederic W. Cook & Co., is on page 17 of this circular.

     CEO Compensation
The Management Resources Committee and the Chairman of the Board annually assess the Chief Executive Officer’s performance against pre-defined goals and objectives. In consultation with the Committee’s independent advisor, they then recommend to the Board the CEO’s total salary and incentive (including mid- and long-term and equity based) compensation. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the Bank. For a detailed analysis of the CEO’s compensation in 2007, see the section entitled “CEO Performance and Compensation” on page 28 of this circular.

Other Board Committees
The Board has the following Committees: Audit; Corporate Governance; Risk; and Management Resources. More information on these Committees can be found starting on page 15 of this circular. All Committee members are “independent” directors under the Director Independence Policy and CSA Guidelines.
The Charter of each of the Board’s four Committees sets out composition requirements. The Corporate Governance Committee recommends the composition of each Committee. Each independent director should serve on at least one Committee each year. The Board approves the composition of Committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on Committees, the Corporate Governance Committee tries to strike a balance between having members with adequate experience and expertise on the Committee and rotating membership to bring in new ideas and insights.
Each Committee can conduct all or part of any meeting in the absence of management. As stated earlier, each Committee includes such sessions on regularly scheduled meeting agendas. For example, the Audit Committee meets independently with each of the Chief Financial Officer, Chief Auditor, Chief Compliance Officer and the shareholders’ auditor and on its own at each of its regularly scheduled quarterly meetings. Each Committee also may engage independent advisors, paid for by the Bank, to provide expert advice.
Each year the Committees review their Charters to satisfy themselves that they meet or exceed regulatory and shareholder obligations, and are operating effectively. The Corporate Governance Committee reviews changes which are then approved by the Board. Currently, each Committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the Committee’s time and effort throughout the year. The Committees measure progress against their objectives throughout the year. The Charter for each Committee is available on our website at www.td.com/governance/charters.jsp.

Assessments
The Board annually evaluates the effectiveness of the Board and its Chairman, its Committees and their Chairs, individual directors, and the Chief Executive Officer. The evaluation of individual directors involves a self-evaluation and peer review. The Corporate Governance Committee and the Chairman of the Board working with the Corporate Secretary and an independent

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consultant facilitate annual feedback to the Board. The Board’s approach to feedback is meant to be constructive and to ensure that the right programs are in place for continuously improving directors’ individual skills and the Board’s and its Committees’ functioning and effectiveness.

     Board and Individual Director Feedback
Directors complete an annual Feedback Survey on Board effectiveness and performance. Directors are also asked to consider what works well at the Board, what could be done differently, and what the Board’s top priorities in the coming year should be. Consolidated results are then reviewed with the Chairman of the Board to identify trends and possible actions. Concurrently, the Chairman of the Board has a one-on-one open discussion with each director about the performance and development needs of the Board, its Committees and the individual. These discussions are on a rolling basis, one year focusing on receiving feedback and the second year on providing feedback to directors.
The Chairman of the Board leads a preliminary discussion with the Corporate Governance Committee to review the feedback report and propose action plans to address any development opportunities highlighted by the Survey results. The Chairman of the Board then leads an in-camera discussion of the results and the proposed action plans with the non-management members of the Board. The Corporate Governance Committee monitors the implementation of the action plans throughout the year.

     Committee and Committee Chair Feedback
The Board Feedback Survey asks directors to comment on the effectiveness and operations of the Committees on which they sit and of the Chairs of the Committees. The consolidated results are discussed in-camera by each Committee. Each Committee then sets key goals or objectives to respond to any development opportunities identified through the results. Each Committee monitors its key goals and objectives throughout the coming year.
The Corporate Governance Committee also monitors how well other Committees implement their key goals or objectives throughout the year. It identifies recurring themes across Committees that need to be dealt with at a governance level. As a result of last year’s feedback, one of the Corporate Governance Committee’s 2007 objectives was to oversee continued improvement in Board and Committee processes for agenda timeliness, advance materials, and presentations. A Board/Committee Process Protocol was developed as a guideline for all participants in Board and Committee meetings. The Chairman of the Board and the Corporate Secretary developed the Process Protocol with the input and endorsement of the Committee Chairs. All meeting participants received a copy of the Process Protocol and the Corporate Governance Committee monitors its implementation and provides feedback to management.

     Chairman of the Board Feedback
As part of the Survey, directors are asked to annually assess and comment on the Chairman of the Board’s performance. An independent consultant consolidates individual responses. The Chairman of the Management Resources Committee leads an in-camera discussion with the Board (with the Chairman absent) and subsequently meets with the Chairman of the Board to provide feedback.

     Chief Executive Officer Assessment
The annual Survey also asks directors to assess and comment on the Chief Executive Officer’s performance. Again, the independent consultant consolidates the responses. The Chairman of the Board leads an in-camera discussion of the results with the Management Resources Committee and then with the Board (with the Chief Executive Officer absent). Subsequently, the Chairman of the Board meets with the Chief Executive Officer to provide feedback.

     360° Feedback by Management
In all cases (assessment of the Board, its Committees and Chairs, the Chairman of the Board and the Chief Executive Officer), senior executive management team members are asked to complete a Survey and to provide candid feedback as part of the process. These completed Surveys are consolidated and incorporated in the various feedback reports.

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The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
www.td.com

TD Shareholder Relations
Address: Same as above
416-944-6367 or 1-866-756-8936
Email: tdshinfo@td.com

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or 1-800-387-0825
Facsimile: 416-643-5501 (for general inquiries) or
416-368-2502 (for sending proxies)
Email: inquiries@cibcmellon.com

Shareholders may communicate directly
with independent directors through
the Chairman of the Board,
by writing to:

Mr. John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2